1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Years Ended December 31, 2008 and 2007 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2008 and 2007, and expressed an unqualified opinion with an explanatory paragraph relating to the adoption of Interpretation 2007-052 and an unqualified opinion, respectively, on such consolidated financial statements.
January 17, 2009
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$138,208,360	26	$72,422,102	13
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	42,460	—	42,083	—
Available-for-sale financial assets (Notes 2, 6 and 23)	—	—	22,267,223	4
Held-to-maturity financial assets (Notes 2, 7 and 23)	5,881,999	1	11,526,946	2
Receivables from related parties (Note 24)	11,728,204	2	26,701,648	5
Notes and accounts receivable	11,441,176	2	17,911,328	3
Allowance for doubtful receivables (Notes 2 and 8)	(436,746)	—	(688,972)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,868,582)	(1)	(3,856,685)	—
Other receivables from related parties (Note 24)	489,742	—	525,308	—
Other financial assets	711,755	—	331,698	—
Inventories, net (Notes 2 and 9)	12,807,936	2	20,987,142	4
Deferred income tax assets (Notes 2 and 17)	3,650,700	1	5,268,000	1
Prepaid expenses and other current assets	1,192,475	—	861,465	—

Total current assets	179,849,479	33	174,299,286	32

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	109,871,178	20	113,048,081	21
Available-for-sale financial assets	2,032,658	1	1,397,186	—
Held-to-maturity financial assets	11,761,325	2	8,697,726	2
Financial assets carried at cost	519,502	—	748,160	—

Total long-term investments	124,184,663	23	123,891,153	23

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	114,014,588	21	101,907,892	18
Machinery and equipment	635,008,261	118	589,131,625	107
Office equipment	9,748,869	2	9,167,107	2

	758,771,718	141	700,206,624	127
Accumulated depreciation	(557,247,254)	(103)	(486,725,019)	(88)
Advance payments and construction in progress	17,758,038	3	21,082,953	4

Net property, plant and equipment	219,282,502	41	234,564,558	43

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2, 13 and 24)	6,401,461	1	7,172,413	1

Total intangible assets	7,969,217	1	8,740,169	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	6,497,972	1	7,241,933	1
Refundable deposits	2,719,737	1	2,741,538	—
Others (Note 2)	55,677	—	293,986	—

Total other assets	9,273,386	2	10,277,457	1

TOTAL	$540,559,247	100	$551,772,623	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$83,618	—	$247,646	—
Accounts payable	4,314,265	1	9,485,818	2
Payables to related parties (Note 24)	1,202,350	—	2,999,630	—
Income tax payable (Notes 2 and 17)	9,222,811	2	10,977,963	2
Bonuses payable to employees and directors (Notes 3 and 19)	15,148,057	3	—	—
Payables to contractors and equipment suppliers	7,574,891	1	5,389,740	1
Accrued expenses and other current liabilities (Note 15)	7,553,475	1	14,700,013	3
Current portion of bonds payable (Note 14)	8,000,000	2	—	—

Total current liabilities	53,099,467	10	43,800,810	8

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	12,500,000	3
Other long-term payables (Note 15)	931,252	—	1,501,462	—

Total long-term liabilities	5,431,252	1	14,001,462	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,710,009	1	3,657,679	1
Guarantee deposits (Note 26)	1,479,152	—	2,240,677	—
Deferred credits (Notes 2 and 24)	462,256	—	980,593	—

Total other liabilities	5,651,417	1	6,878,949	1

Total liabilities	64,182,136	12	64,681,221	12

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,625,437 thousand shares in 2008 26,427,104 thousand shares in 2007	256,254,373	47	264,271,037	48

CAPITAL SURPLUS (Notes 2 and 19)	49,875,255	9	53,732,682	10

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	67,324,393	13	56,406,684	10
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	102,337,417	19	161,828,337	29

	170,053,667	32	218,864,571	39

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	481,158	—	(1,072,853)	—
Unrealized gain (loss) on financial instruments	(287,342)	—	680,997	—
Treasury stock: 834,096 thousand shares	—	—	(49,385,032)	(9)

	193,816	—	(49,776,888)	(9)

Total shareholders’ equity	476,377,111	88	487,091,402	88

TOTAL	$540,559,247	100	$551,772,623	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 17, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$330,228,027		$319,167,299

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	8,460,944		5,519,655

NET SALES	321,767,083	100	313,647,644	100

COST OF SALES (Notes 18 and 24)	183,589,540	57	176,223,224	56

GROSS PROFIT	138,177,543	43	137,424,420	44

REALIZED (UNREALIZED) GROSS PROFIT FROM AFFILIATES (Note 2)	72	—	(265,106)	—

REALIZED GROSS PROFIT	138,177,615	43	137,159,314	44

OPERATING EXPENSES (Notes 18 and 24)
Research and development	19,737,038	6	15,913,834	5
General and administrative	9,895,617	3	7,660,776	3
Marketing	2,254,728	1	1,332,657	—

Total operating expenses	31,887,383	10	24,907,267	8

INCOME FROM OPERATIONS	106,290,232	33	112,252,047	36

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	2,728,892	1	2,634,636	1
Foreign exchange gain, net (Note 2)	1,113,406	1	71,128	—
Settlement income (Note 26)	951,180	—	985,114	—
Technical service income (Notes 24 and 26)	619,237	—	712,162	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	452,159	—	271,094	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	298,772	—	305,201	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	72,568	—	5,468,230	2
Others (Note 24)	489,411	—	658,227	—

Total non-operating income and gains	6,725,625	2	11,105,792	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	$1,230,966	1	$924,316	—
Interest expense	355,056	—	584,736	—
Loss on impairment of financial assets (Notes 2 and 11)	247,488	—	—	—
Loss on impairment of idle assets (Note 2)	210,477	—	—	—
Provision for litigation loss (Note 26h)	99,126	—	1,008,635	—
Others (Note 2)	113,926	—	88,746	—

Total non-operating expenses and losses	2,257,039	1	2,606,433	—

INCOME BEFORE INCOME TAX	110,758,818	34	120,751,406	39

INCOME TAX EXPENSE (Notes 2 and 17)	(10,825,650)	(3)	(11,574,313)	(4)

NET INCOME	$99,933,168	31	$109,177,093	35

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$4.27	$3.86	$4.49	$4.06

Diluted earnings per share	$4.24	$3.83	$4.49	$4.06

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2008	2007

NET INCOME	$100,035,447	$109,278,855

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.86	$4.06

Diluted earnings per share	$3.83	$4.06

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 17, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock — Common Stock			Legal	Special			Cumulative	Gain (Loss)		Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	on Financial	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Equity

BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$507,981,284

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	109,177,093
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	(28,639)
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312
Issuance of stock from exercising stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	436,827
Cash dividends received by subsidiaries from the Company	—	—	101,762	—	—	—	—	—	—	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	24,325	—	24,325
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	95,057	—	95,057
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)

BALANCE, DECEMBER 31, 2007	26,427,104	264,271,037	53,732,682	56,406,684	629,550	161,828,337	218,864,571	(1,072,853)	680,997	(49,385,032)	487,091,402

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(237,693)	237,693	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	(3,939,883)
Bonus to employees — in stock	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—
Bonus to directors	—	—	—	—	—	(176,890)	(176,890)	—	—	—	(176,890)
Capital surplus transferred to capital stock	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—
Net income in 2008	—	—	—	—	—	99,933,168	99,933,168	—	—	—	99,933,168
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137,063)	—	—	—	—	—	—	—	(137,063)
Translation adjustments	—	—	—	—	—	—	—	1,554,011	—	—	1,554,011
Issuance of stock from exercising stock options	6,027	60,266	166,884	—	—	—	—	—	—	—	227,150
Cash dividends received by subsidiaries from the Company	—	—	102,279	—	—	—	—	—	—	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(233,915)	—	(233,915)
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(734,424)	—	(734,424)
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(30,427,413)	(30,427,413)
Treasury stock retired	(1,329,817)	(13,298,168)	(3,220,714)	—	—	(63,293,563)	(63,293,563)	—	—	79,812,445	—

BALANCE, DECEMBER 31, 2008	25,625,437	$256,254,373	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$—	$476,377,111

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated January 17, 2009)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$99,933,168	$109,177,093
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	74,569,562	72,820,579
Unrealized (realized) gross profit from affiliates	(72)	265,106
Amortization of premium/discount of financial assets	(97,381)	(117,159)
Loss on impairment of financial assets	247,488	—
Gain on disposal of available-for-sale financial assets, net	(443,404)	(271,094)
Gain on disposal of financial assets carried at cost, net	(8,755)	—
Equity in earnings of equity method investees, net	(72,568)	(5,468,230)
Dividends received from equity method investees	1,804,351	677,147
Gain on disposal of property, plant and equipment and other assets, net	(298,769)	(300,387)
Loss on impairment of idle assets	210,477	—
Deferred income tax	2,361,261	1,083,194
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(164,405)	239,413
Receivables from related parties	14,973,444	(9,832,139)
Notes and accounts receivable	6,470,152	(1,633,164)
Allowance for doubtful receivables	(252,226)	(1,959)
Allowance for sales returns and others	2,011,897	1,105,620
Other receivables from related parties	43,835	(76,042)
Other financial assets	(380,057)	321,762
Inventories	8,179,206	(1,834,928)
Prepaid expenses and other current assets	(330,664)	359,734
Increase (decrease) in:
Accounts payable	(5,171,553)	3,342,139
Payables to related parties	(1,797,280)	(327,286)
Income tax payable	(1,766,153)	3,127,545
Bonuses payable to employees and directors	15,148,057	—
Accrued expenses and other current liabilities	(3,142,500)	1,259,738
Accrued pension cost	52,330	127,563
Deferred credits	(129,494)	72,747

Net cash provided by operating activities	211,949,947	174,116,992

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(56,766,192)	(81,303,047)
Available-for-sale financial assets	(23,697,000)	(9,547,253)
Held-to-maturity financial assets	(12,371,965)	—
Investments accounted for using equity method	(494,765)	(7,358,685)
Financial assets carried at cost	(20,681)	(36,333)
Cash from merger of subsidiaries	270,650	—
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$45,584,934	$18,844,520
Held-to-maturity financial assets	15,004,000	17,325,120
Financial assets carried at cost	10,606	—
Property, plant and equipment and other assets	2,042,899	54,509
Proceeds from return of capital by investees	2,465,293	433,551
Increase in deferred charges	(3,199,813)	(2,685,610)
Decrease (increase) in refundable deposits	21,801	(1,435,304)
Increase in other assets	—	(232,575)

Net cash used in investing activities	(31,150,233)	(65,941,107)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	—	(7,000,000)
Decrease in guarantee deposits	(761,525)	(1,569,284)
Proceeds from exercise of employee stock options	227,150	436,827
Cash dividends	(76,881,311)	(77,489,064)
Cash bonus paid to employees	(3,939,883)	(4,572,798)
Bonus to directors and supervisors	(176,890)	(285,800)
Repurchase of treasury stock	(33,480,997)	(45,413,373)

Net cash used in financing activities	(115,013,456)	(135,893,492)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	65,786,258	(27,717,607)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	72,422,102	100,139,709

CASH AND CASH EQUIVALENTS, END OF YEAR	$138,208,360	$72,422,102

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$355,056	$661,200

Income tax paid	$10,282,464	$7,330,401

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$58,951,343	$76,023,264
Decrease (increase) in payables to contractors and equipment suppliers	(2,185,151)	5,279,783

Cash paid	$56,766,192	$81,303,047

Disposal of property, plant and equipment and other assets	$2,051,168	$54,509
Increase in other receivables from related parties	(8,269)	—

Cash received	$2,042,899	$54,509

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007

Repurchase of treasury stock	$30,427,413	$48,466,957
Decrease (increase) in accrued expenses and other current liabilities	3,053,584	(3,053,584)

Cash paid	$33,480,997	$45,413,373

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$8,000,000	$—

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$1,026,421	$3,673,182

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated January 17, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2008 and 2007, the Company had 20,425 and 20,555 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the year. For debt securities, fair value is determined using the average of bid and asked prices at the end of the year.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009.

Reclassification

Certain accounts in the financial statements as of and for the year ended December 31, 2007 have been reclassified to be consistent with the financial statements as of and for the year ended December 31, 2008.

3.	ACCOUNTING CHANGES
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$12,627,332 thousand and NT$0.49, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the year ended December 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2008	2007

Cash and deposits in banks	$129,538,047	$61,832,143
Repurchase agreements collateralized by government bonds	8,670,313	10,067,843
Asset-backed commercial papers	—	522,116

	$138,208,360	$72,422,102

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2007
Tradings financial assets

Forward exchange contracts	$28,411	$6,516
Cross currency swap contracts	14,049	35,567

	$42,460	$42,083

Tradings financial liabilities

Forward exchange contracts	$34,243	$183,916
Cross currency swap contracts	49,375	63,730

	$83,618	$247,646

The Company entered into derivative contracts during the years ended December 31, 2008 and 2007 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
December 31, 2008

Sell US$/buy NT$	January 2009 to February 2009	US$135,000/NT$4,430,925
Sell EUR/buy NT$	January 2009	EUR1,500/NT$63,150

December 31, 2007

Sell US$/buy NT$	January 2008	US$100,000/NT$3,250,952
Sell EUR/buy NT$	February 2008 to July 2008	EUR48,000/NT$2,090,589
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

December 31, 2008

January 2009	US$307,000/NT$10,061,232	0.54%-5.00%	0.00%-3.83%
December 31, 2007

January 2008 to February 2008	US$975,000/NT$31,630,180	3.53%-5.60%	0.02%-3.01%
For the years ended December 31, 2008 and 2007, valuation loss on financial instruments arising from derivative financial instruments was NT$1,230,966 thousand and NT$924,316 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2007

Corporate bonds	$2,032,658	$4,052,242
Open-end mutual funds	—	14,966,675
Government bonds	—	4,146,082
Structured time deposits	—	499,410

	2,032,658	23,664,409
Current portion	—	(22,267,223)

	$2,032,658	$1,397,186

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$500,000	$499,410	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2007

Corporate bonds	$16,136,752	$10,900,247
Government bonds	1,506,572	7,824,425
Structured time deposits	—	1,500,000

	17,643,324	20,224,672
Current portion	(5,881,999)	(11,526,946)

	$11,761,325	$8,697,726

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$1,500,000	$5,585	1.77%-1.83%	April 2008 to October 2008

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$688,972	$690,931
Write-off	(252,226)	(1,959)

Balance, end of year	$436,746	$688,972

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$3,856,685	$2,751,065
Provision	8,460,944	5,519,655
Write-off	(6,449,047)	(4,414,035)

Balance, end of year	$5,868,582	$3,856,685

9.	INVENTORIES

	December 31
	2008	2007

Finished goods	$5,196,063	$3,811,212
Work in process	7,694,458	15,867,005
Raw materials	737,494	1,428,592
Supplies and spare parts	529,360	612,128

	14,157,375	21,718,937
Allowance for losses	(1,349,439)	(731,795)

	$12,807,936	$20,987,142

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$45,756,519	100	$44,204,188	100
TSMC International Investment Ltd. (TSMC International)	29,637,057	100	27,688,565	100
Vanguard International Semiconductor Corporation (VIS)	9,787,275	37	11,024,568	36
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,808,192	39	9,092,741	39
TSMC (Shanghai) Company Limited (TSMC Shanghai)	6,267,128	100	8,622,715	100
TSMC Partners, Ltd. (TSMC Partners)	3,730,913	100	4,734,180	100
TSMC North America	2,435,666	100	2,255,647	100
XinTec Inc. (XinTec)	1,506,384	42	1,501,521	43
VentureTech Alliance Fund III, L.P. (VTAF III)	1,305,605	98	906,536	98
VentureTech Alliance Fund II, L.P. (VTAF II)	975,367	98	1,170,841	98
Global UniChip Corporation (GUC)	950,263	36	823,552	37
Emerging Alliance Fund, L.P. (Emerging Alliance)	433,481	99	467,873	99
TSMC Japan Limited (TSMC Japan)	137,617	100	104,929	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	124,594	100	88,702	100
TSMC Korea Limited (TSMC Korea)	15,117	100	16,436	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	—	173,429	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	—	171,658	36

	$109,871,178		$113,048,081

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

For the years ended December 31, 2008 and 2007, net equity in earnings of equity method investees of NT$72,568 thousand and NT$5,468,230 thousand were recognized, respectively. The related equity in earnings of equity method investees were determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2008 and 2007, fair values of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$9,889,107 thousand and NT$24,319,275 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$2,677,388	$943,277
Addition	—	2,081,282
Amortization	(624,135)	(347,171)

Balance, end of year	$2,053,253	$2,677,388

Movements of the aforementioned difference allocated to goodwill were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$987,349	$213,984
Addition	74,536	773,365

Balance, end of year	$1,061,885	$987,349

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008	2007

Non-publicly traded stocks	$357,509	$364,913
Mutual funds	161,993	383,247

	$519,502	$748,160

For the years ended December 31, 2008 and 2007, the loss on impairment of financial assets carried at cost was recognized NT$ 247,488 thousand and nil, respectively.

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2008
	Balance,
	Beginning of	Addition			Balance,
	Year	(Deductions)	Disposals	Reclassification	End of Year
Cost
Buildings	$101,907,892	$12,115,531	$(8,524)	$(311)	$114,014,588
Machinery and equipment	589,131,625	49,396,313	(3,385,502)	(134,175)	635,008,261
Office equipment	9,167,107	764,414	(182,709)	57	9,748,869

	700,206,624	$62,276,258	$(3,576,735)	$(134,429)	758,771,718

Accumulated depreciation
Buildings	57,349,828	$8,010,214	$(8,524)	$(4)	65,351,514
Machinery and equipment	422,278,071	63,145,978	(1,258,542)	(119,347)	484,046,160
Office equipment	7,097,120	935,140	(182,706)	26	7,849,580

	486,725,019	$72,091,332	$(1,449,772)	$(119,325)	557,247,254

Advance payments and construction in progress	21,082,953	$(3,324,915)	$—	$—	17,758,038

Net	$234,564,558				$219,282,502

	Year Ended December 31, 2007
	Balance,
	Beginning of				Balance,
	Year	Addition	Disposals	Reclassification	End of Year
Cost
Buildings	$96,961,851	$5,025,296	$(31,835)	$(47,420)	$101,907,892
Machinery and equipment	527,850,728	61,793,498	(487,386)	(25,215)	589,131,625
Office equipment	8,659,225	936,003	(328,555)	(99,566)	9,167,107

	633,471,804	$67,754,797	$(847,776)	$(172,201)	700,206,624

Accumulated depreciation
Buildings	49,595,917	$7,783,832	$(30,957)	$1,036	57,349,828
Machinery and equipment	361,401,800	61,492,223	(459,113)	(156,839)	422,278,071
Office equipment	6,469,533	958,315	(328,363)	(2,365)	7,097,120

	417,467,250	$70,234,370	$(818,433)	$(158,168)	486,725,019

Advance payments and construction in progress	12,230,805	$8,268,467	$—	$583,681	21,082,953

Net	$228,235,359				$234,564,558

No interest was capitalized during the years ended December 31, 2008 and 2007.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2008
	Balance,
	Beginning of				Reclassifi-	Balance,
	Year	Addition	Amortization	Disposals	cation	End of Year

Technology license fees	$5,349,937	$—	$(1,563,686)	$—	$—	$3,786,251
Software and system design costs	1,309,272	945,279	(680,474)	(14,279)	59	1,559,857
Patent and others	513,204	733,342	(191,193)	—	—	1,055,353

	$7,172,413	$1,678,621	$(2,435,353)	$(14,279)	$59	$6,401,461

	Year Ended December 31, 2007
	Balance,
	Beginning of				Reclassifi-	Balance,
	Year	Addition	Amortization	Disposals	cation	End of Year

Technology license fees	$4,038,551	$3,263,950	$(1,656,113)	$—	$(296,451)	$5,349,937
Software and system design costs	1,517,575	1,181,579	(820,183)	(51)	(569,648)	1,309,272
Patent and others	36,942	283,990	(104,179)	—	296,451	513,204

	$5,593,068	$4,729,519	$(2,580,475)	$(51)	$(569,648)	$7,172,413

14.	BONDS PAYABLE

	December 31
	2008	2007
Domestic unsecured bonds:
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$12,500,000	$12,500,000

Current portion	(8,000,000)	—

	$4,500,000	$12,500,000

As of December 31, 2008, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15.	OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of December 31, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009	$1,026,421
2010	504,072
2011	427,180

1,957,673
Current portion (classified under accrued expenses and other current liabilities)	(1,026,421)

$931,252

16.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$657,870 thousand and NT$616,548 thousand for the years ended December 31, 2008 and 2007, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost for the year

	2008	2007

Service cost	$151,603	$184,232
Interest cost	170,025	155,297
Projected return on plan assets	(67,315)	(50,326)
Amortization	3,776	35,596

Net periodic pension cost	$258,089	$324,799

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2008 and 2007

	2008	2007

Benefit obligation
Vested benefit obligation	$114,930	$120,146
Nonvested benefit obligation	4,146,366	3,450,818

Accumulated benefit obligation	4,261,296	3,570,964
Additional benefits based on future salaries	3,245,483	2,428,786

Projected benefit obligation	7,506,779	5,999,750
Fair value of plan assets	(2,441,687)	(2,199,189)

Funded status	5,065,092	3,800,561
Unrecognized net transition obligation	(99,591)	(107,891)
Prior service cost	169,216	—
Unrecognized net loss	(1,424,708)	(34,991)

Accrued pension cost	$3,710,009	$3,657,679

Vested benefit	$126,259	$125,443

c. Actuarial assumptions at December 31, 2008 and 2007

Discount rate used in determining present values	2.00%	2.75%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.25%	3.00%

d. Contributions to the Funds for the year	$202,263	$200,732

e. Payments from the Funds for the year	$28,990	$15,003

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Years Ended December 31
	2008	2007

Income tax expense based on “income before income tax” at statutory rate (25%)	$27,689,695	$30,187,852
Tax effect of the following:
Tax-exempt income	(9,610,935)	(7,602,675)
Temporary and permanent differences	1,815,594	(789,073)
Others	41,235	—
Additional tax at 10% on unappropriated earnings	—	2,686,561
Income tax credits used	(10,967,795)	(13,740,683)

Income tax currently payable	$8,967,794	$10,741,982

(Continued)

	Years Ended December 31
	2008	2007

b. Income tax expense consisted of the following:

Income tax currently payable	$8,967,794	$10,741,982
Other income tax adjustments	(503,405)	(250,863)
Net change in deferred income tax assets
Investment tax credits	1,224,537	5,120,137
Temporary differences	(1,792,789)	(302,847)
Valuation allowance	2,929,513	(3,734,096)

Income tax expense	$10,825,650	$11,574,313

(Concluded)
c.	Net deferred income tax assets consisted of the following:

	December 31
	2008	2007

Current deferred income tax assets
Investment tax credits	$2,791,000	$5,268,000
Temporary differences	859,700	—

	$3,650,700	$5,268,000

Noncurrent deferred income tax assets
Investment tax credits	$10,821,218	$9,568,755
Temporary differences	2,076,400	1,143,311
Valuation allowance	(6,399,646)	(3,470,133)

	$6,497,972	$7,241,933

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2008 and 2007 was NT$521,634 thousand and NT$3,012,848 thousand, respectively.

The estimated creditable ratio for distribution of earnings of 2008 and 2007 was 0.51% and 9.83%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2008, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$219,587	$—	2009
		6,063,320	—	2010
		4,597,477	4,597,477	2011
		2,661,596	2,661,596	2012

		$13,541,980	$7,259,073

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2008
		1,127,051	—	2009
		3,163,784	627,742	2010
		2,687,841	2,687,841	2011
		2,977,848	2,977,848	2012

		$10,956,524	$6,293,431

Statute for Upgrading Industries	Personnel training expenditures	$21,795	$—	2009
		23,146	23,146	2010
		36,568	36,568	2011

		$81,509	$59,714

g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
h.	The tax authorities have examined income tax returns of the Company through 2006.

18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary and bonus	$17,088,512	$11,989,661	$29,078,173
Labor and health insurance	677,817	379,196	1,057,013
Pension	587,281	328,669	915,950
Meal	437,910	174,906	612,816
Welfare	174,641	100,989	275,630
Others	190,323	15,979	206,302

	$19,156,484	$12,989,400	$32,145,884

Depreciation	$68,373,886	$3,701,241	$72,075,127

Amortization	$1,771,919	$663,434	$2,435,353

	Year Ended December 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,201,605	$4,392,243	$13,593,848
Labor and health insurance	608,748	337,124	945,872
Pension	605,879	335,596	941,475
Meal	434,106	167,962	602,068
Welfare	183,463	110,894	294,357
Others	175,781	12,011	187,792

	$11,209,582	$5,355,830	$16,565,412

Depreciation	$66,375,152	$3,816,399	$70,191,551

Amortization	$1,801,193	$778,185	$2,579,378

19.	SHAREHOLDERS’ EQUITY
As of December 31, 2008, 1,092,053 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs is 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. Also the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2008	2007

From merger	$22,805,390	$24,003,546
Additional paid-in capital	17,962,468	19,526,492
From convertible bonds	8,893,190	9,360,424
From long-term investments	214,152	351,215
Donations	55	55
From treasury stock transactions	—	490,950

	$49,875,255	$53,732,682

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholder’s approval in the following year.

For the year ended December 31, 2008, the Company has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in the shareholders’ meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

The shareholders’ meeting held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008 and February 6, 2007, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49 % and 1.77% of the Company’s total outstanding common shares as of December 31, 2007 and 2006, respectively.

As of January 17, 2009, the Board of Directors has not resolved the appropriation for earnings of 2008.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting the 2004 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2008.

Information about outstanding options for the years ended December 31, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2008

Balance, beginning of year	41,875	$35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

(Continued)

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options canceled	(1,045)	45.9

Balance, end of year	41,875	37.4

(Concluded)
The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2008, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	25,633	4.15	$31.0	25,633	$31.0
38.2- 50.4	10,601	5.89	45.8	8,669	45.5

	36,234		35.3	34,302	34.6

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008 and 2007. Had the Company used the fair value based method to evaluate the options, using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2008 and 2007 would have been as follows:

	Years Ended December 31
	2008	2007
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$ 99,933,168	$ 109,177,093
Pro forma net income	100,037,622	109,054,923

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.86	$4.06
Pro forma basic EPS	3.86	4.06
Diluted EPS as reported	3.83	4.06
Pro forma diluted EPS	3.83	4.06

21.	TREASURY STOCK

				(Shares in Thousands)
	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Year ended December 31, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,295,549	—

	834,096	495,549	171	1,329,816	—

Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	—	34,096
Repurchase under share buyback plan	—	800,000	—	—	800,000

	33,926	800,000	170	—	834,096

As of December 31, 2007, the book value of the treasury stock was NT$49,385,032 thousand; the market value was NT$51,713,947 thousand. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. The Company had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

The Company held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. The Company had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired in August 2008.

22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2008

Basic EPS
Earnings available to common shareholders	$110,758,818	$99,933,168	25,909,643	$4.27	$3.86

Effect of dilutive potential common shares
Bonus to employees	—	—	181,943
Stock options	—	—	15,090

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$110,758,818	$99,933,168	26,106,676	$4.24	$3.83

Year ended December 31, 2007

Basic EPS
Earnings available to common shareholders	$120,751,406	$109,177,093	26,870,684	$4.49	$4.06

Effect of dilutive potential common shares
Stock options	—	—	21,652

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$120,751,406	$109,177,093	26,892,336	$4.49	$4.06

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused both of the basic and diluted after income tax EPS for the year ended December 31, 2007 to decrease from NT$4.14 to NT$4.06.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$42,460	$42,460	$42,083	$42,083
Available-for-sale financial assets	2,032,658	2,032,658	23,664,409	23,664,409
Held-to-maturity financial assets	17,643,324	17,674,733	20,224,672	20,192,188

Liabilities

Financial liabilities at fair value through profit or loss	83,618	83,618	247,646	247,646
Bonds payable (including current portion)	12,500,000	12,612,423	12,500,000	12,669,987
Other long-term payables (including current portion)	1,957,673	1,957,673	5,174,644	5,174,644
b.	Methods and assumptions used in the estimation of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables, payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	For those financial assets/liabilities at fair value through profit or loss with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices, except for structured time deposits of which the fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2008 and 2007 estimated using valuation techniques were recognized as valuation losses of NT$41,158 thousand and NT$205,563 thousand, respectively.

d.	As of December 31, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$19,718,442 thousand and NT$43,931,164 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$12,583,618 thousand and NT$12,747,646 thousand; and financial assets exposed to cash flow interest rate risk were both nil.

e.	Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	209,489	(734,424)	(524,935)
Removed from shareholders’ equity and recognized in earnings	(443,404)	—	(443,404)

Balance, end of year	$32,658	$(320,000)	$(287,342)

	Year Ended December 31, 2007
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of year	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	295,419	95,057	390,476
Removed from shareholders’ equity and recognized in earnings	(271,094)	—	(271,094)

Balance, end of year	$266,573	$414,424	$680,997

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to recent turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of December 31, 2008 was not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated whether the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believed that the Company’s exposure to credit risk as of December 31, 2008 was not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC Shanghai TSMC Europe TSMC Japan TSMC Korea
b.	Investees

GUC (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2008		2007
	Amount	%	Amount	%
For the year

Sales
TSMC North America	$192,986,719	58	$192,846,641	61
Others	1,814,440	1	1,072,708	—

	$194,801,159	59	$193,919,349	61

Purchases
WaferTech	$8,207,876	22	$8,774,750	18
TSMC Shanghai	4,717,676	12	5,828,541	12
SSMC	4,441,795	12	5,468,410	11
VIS	3,209,028	8	4,188,107	9
Others	—	—	1,028	—

	$20,576,375	54	$24,260,836	50

	2008		2007
	Amount	%	Amount	%
Manufacturing expenses — outsourcing
VisEra	$72,174	—	$39,078	—

Marketing expenses — commission
TSMC Europe	$367,846	16	$316,748	24
TSMC Japan	251,367	11	220,858	16
TSMC Korea	16,408	1	26,818	2

	$635,621	28	$564,424	42

General and administrative expenses — rental
GUC	$1,050	—	$6,139	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$352,900	2	$354,423	2
TSMC Canada (primarily consulting fee)	172,291	1	129,665	1
GUC	18,940	—	56,887	1
Others	994	—	44,168	—

	$545,125	3	$585,143	4

Sales of property, plant and equipment
TSMC Shanghai	$1,849,317	91	$3,295	6
Other	10,843	—	546	1

	$1,860,160	91	$3,841	7

Non-operating income and gains
TSMC Shanghai	$297,418	5	$338,038	3
VIS (primarily technical service income, see Note 26f)	296,250	4	346,260	3
SSMC (primarily technical service income, see Note 26e)	244,865	4	290,586	3
VisEra	100,821	1	321,799	3
Others	178	—	1,731	—

	$939,532	14	$1,298,414	12

As of December 31

Receivables
TSMC North America	$11,512,777	98	$26,626,880	100
Others	215,427	2	74,768	—

	$11,728,204	100	$26,701,648	100

	2008		2007
	Amount	%	Amount	%

Other receivables
TSMC North America	$256,624	52	$98,885	19
TSMC Shanghai	112,933	23	151,037	29
SSMC	56,949	12	84,778	16
VIS	42,969	9	118,749	22
VisEra	—	—	40,101	8
Others	20,267	4	31,758	6

	$489,742	100	$525,308	100

Payables
TSMC North America	$327,250	28	$13,392	—
VIS	317,491	26	838,584	28
WaferTech	171,089	14	784,280	26
SSMC	162,807	14	655,029	22
TSMC Shanghai	117,417	10	596,581	20
Others	106,296	8	111,764	4

	$1,202,350	100	$2,999,630	100

Deferred credits
TSMC Shanghai	$183,896	40	$510,564	52
VisEra	—	—	62,175	6

	$183,896	40	$572,739	58

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company deferred the net gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The rental expense and income were classified under operating expenses and non-operating income, respectively. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

Compensation of directors and management personnel:

	Years Ended December 31
	2008	2007

Salaries, incentives and special compensation	$272,325	$275,081
Bonus	705,376	1,096,233

	$977,701	$1,371,314

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2008 includes estimated bonuses to employees and directors of the Company that relate to 2008 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2009. The total compensation for the year ended December 31, 2007 included the bonuses appropriated from earnings of 2007 which was approved by the shareholders’ meeting held in 2008.

25.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.

As of December 31, 2008, future lease payments were as follows:

Year	Amount

2009	$340,443
2010	291,245
2011	289,664
2012	289,664
2013	268,019
2014 and thereafter	2,047,777

$3,526,812

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of December 31, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2008, the Company had a total of US$43,421 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2008, SMIC had paid US$120 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment has been vacated and the claims asserted by UniRAM are fully and finally settled. As of December 31, 2008, the Company had accounted for the result of the settlement in accordance with the aforementioned settlement agreement.

27.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC Shanghai entered into forward exchange contracts during the year ended December 31, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2008:

Contract Amount
	Maturity Date	(in Thousands)

Sell RMB/buy US$	January 2009 to April 2009	RMB55,010/US$8,000
Sell US$/buy JPY	January 2009 to February 2009	US$131/JPY11,800
For the year ended December 31, 2008, net losses arising from forward exchange contracts of TSMC Shanghai were NT$8,208 thousand.

XinTec entered into forward exchange contracts during the year ended December 31, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of December 31, 2008:

Contract Amount
	Maturity Date	(in Thousands)

Sell US$/buy NT$	February 2009	US$3,900/NT$127,747
For the year ended December 31, 2008, net losses arising from forward exchange contracts of XinTec were NT$9,957 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

28.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information

The Company has no significant foreign operations. Therefore, the disclosure of geographic information is not applicable to the Company.

c.	Export sales

	Years Ended December 31
Area	2008	2007

Americas	$199,512,258	$208,590,323
Asia	49,386,819	43,149,191
Europe and others	37,622,148	27,944,270

	$286,521,225	$279,683,784

The export sales information is based on the amounts billed to customers within the areas.

d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2008		2007
	Amount	%	Amount	%

Customer A	$192,986,719	58	$192,846,641	61

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

The Company	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$2,032,658	N/A	$2,032,658
	Taiwan Power Company	—	Held-to-maturity financial assets	—	4,209,629	N/A	4,215,260
	Formosa Petrochemical Corporation	—	²	—	3,554,908	N/A	3,540,418
	Nan Ya Plastics Corporation	—	²	—	3,487,804	N/A	3,512,202
	Formosa Plastic Corporation	—	²	—	2,385,285	N/A	2,391,955
	CPC Corporation, Taiwan	—	²	—	1,000,124	N/A	999,740
	China Steel Corporation	—	²	—	1,000,000	N/A	990,897
	Shanghai Commercial & Saving Bank	—	²	—	299,092	N/A	298,988
	Formosa Chemicals & Fiber Corporation	—	²	—	199,910	N/A	199,890

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	873,237	N/A	875,103
	European Investment Bank Bonds	—	²	—	383,387	N/A	400,000
	2004 Government Bond Series B	—	²	—	249,948	N/A	250,280

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,756,519	100	45,756,519
	TSMC International	Subsidiary	²	987,968	29,637,057	100	29,637,057
	VIS	Investee accounted for using equity method	²	628,223	9,787,275	37	4,680,265
	SSMC	Investee accounted for using equity method	²	314	6,808,192	39	6,036,045
	TSMC Partners	Subsidiary	²	300	3,730,913	100	3,730,913
	TSMC North America	Subsidiary	²	11,000	2,435,666	100	2,435,666
	XinTec	Investee with a controlling financial interest	²	92,620	1,506,384	42	1,443,752
	GUC	Investee with a controlling financial interest	²	44,904	950,263	36	5,208,842
	TSMC Japan	Subsidiary	²	6	137,617	100	137,617
	TSMC Europe	Subsidiary	²	—	124,594	100	124,594
	TSMC Korea	Subsidiary	²	80	15,117	100	15,117
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	292,902
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	384,157
	W.K. Technology Fund IV	—	²	4,000	40,000	2	38,479
	Hontung Venture Capital Co., Ltd.	—	²	2,633	18,925	10	18,816

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,001	1	58,001

	Capital
	TSMC Shanghai	Subsidiary	Investments accounted for using equity method	—	6,267,128	100	6,269,794
	VTAF III	Subsidiary	²	—	1,305,605	98	1,291,057
	VTAF II	Subsidiary	²	—	975,367	98	970,912
	Emerging Alliance	Subsidiary	²	—	433,481	99	433,481
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,791	N/A	US$	20,671
	General Elec Cap Corp. Mtn	—	²	—	US$	20,294	N/A	US$	20,050

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	690,095	100	US$	690,095
	InveStar Semiconductor Development Fund, Inc. (II)	Subsidiary	²	32,289	US$	25,586	97	US$	25,586
	LDC. (ISDF II)
	TSMC Technology	Subsidiary	²	1	US$	8,408	100	US$	8,408
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	6,529	97	US$	6,529

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,447	N/A	US$	20,050

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	204,558	100	US$	204,558

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	69,298	49	US$	69,298
	TSMC Canada	Subsidiary	²	2,300	US$	2,570	100	US$	2,570

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	203	US$	54	—	US$	54
	RichWave Technology Corp.	—	²	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,800	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Miradia, Inc.	—	²	3,040	US$	1,000	2	US$	1,000
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	4,439	US$	1,083	2	US$	1,083
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8	—

VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,200	US$	2,040	15	US$	2,040
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	²	1,265	US$	660	5	US$	660

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	²	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	²	5,046	US$	2,481	5	US$	2,481
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Next IO, Inc.	—	²	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	²	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	²	1,167	US$	569	2	US$	569
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,705	51	US$	1,705
	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	1,052	44	US$	1,052
	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	InvenSence, Inc.	—	²	816	US$	1,000	1	US$	1,000

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	100	100	US$	100
	VTA Holdings	Subsidiary	²	—		—	68	—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,250	6	US$	2,250
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	²	541	US$	541	2	US$	541
	Sonics, Inc.	—	²	230	US$	1,843	2	US$	1,843
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	101	US$	403	—	US$	403
	Rich Tek Technology Corp.	—	Available-for-sale financial assets	288	US$	1,148	—	US$	1,148
	Ralink Technology (Taiwan), Inc.	—	²	1,512	US$	3,232	1	US$	3,232
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	305	5	US$	305
	Sonics, Inc.	—	²	278	US$	1,597	3	US$	1,597
	Epic Communication, Inc.	—	²	191	US$	23	1	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	2,088	US$	545	12	US$	545
	Trendchip Technologies Corp.	—	²	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	1,888	5	US$	1,888
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	19	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	878	8	US$	878
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	1,746	5	US$	1,746
	NanoAmp Solutions, Inc.	—	²	375	US$	375	1	US$	375
	Sonics, Inc.	—	²	264	US$	1,517	3	US$	1,517

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$34,019	100		$34,019
	GUC-Japan	Subsidiary	²	1		11,854	100		11,854
	GUC-Europe	Subsidiary	²	—		2,563	100		2,563

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3	—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	75	N/A	US$	75
	Fed Hm Ln Pc Pool 1b2566	—	²	—	US$	118	N/A	US$	118
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	145	N/A	US$	145
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	195	N/A	US$	195
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	282	N/A	US$	282
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	193	N/A	US$	193
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	246	N/A	US$	246
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,302	N/A	US$	2,302
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	243	N/A	US$	243
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	289	N/A	US$	289
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	119	N/A	US$	119
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	3,285	N/A	US$	3,285
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	2,979	N/A	US$	2,979
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,152	N/A	US$	2,152
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,614	N/A	US$	1,614
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	481	N/A	US$	481
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	2,841	N/A	US$	2,841
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	198	N/A	US$	198
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	390	N/A	US$	390
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	443	N/A	US$	443
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fed Hm Ln Pc Pool 783026	—	Available-for-sale financial assets	—	US$	239	N/A	US$	239
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	5,501	N/A	US$	5,501
	Fed Hm Ln Pc Pool E01492	—	²	—	US$	1,544	N/A	US$	1,544
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,152	N/A	US$	1,152
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	911	N/A	US$	911
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,526	N/A	US$	2,526
	Federal Home Ln Mtg Corp.	—	²	—	US$	348	N/A	US$	348
	Federal Home Ln Mtg Corp.	—	²	—	US$	187	N/A	US$	187
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,108	N/A	US$	3,108
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,603	N/A	US$	1,603
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,727	N/A	US$	1,727
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,185	N/A	US$	1,185
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,782	N/A	US$	2,782
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,383	N/A	US$	1,383
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,358	N/A	US$	2,358
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,233	N/A	US$	2,233
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,880	N/A	US$	2,880
	Federal National Mort Assoc	—	²	—	US$	2,049	N/A	US$	2,049
	Federal National Mortgage Asso	—	²	—	US$	2,879	N/A	US$	2,879
	Federal Natl Mtg Assn	—	²	—	US$	1,328	N/A	US$	1,328
	Federal Natl Mtg Assn	—	²	—	US$	1,315	N/A	US$	1,315
	Federal Natl Mtg Assn	—	²	—	US$	1,372	N/A	US$	1,372
	Federal Natl Mtg Assn	—	²	—	US$	2,868	N/A	US$	2,868
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,298	N/A	US$	1,298
	Fnma Pool 255883	—	²	—	US$	2,724	N/A	US$	2,724
	Fnma Pool 257245	—	²	—	US$	3,513	N/A	US$	3,513
	Fnma Pool 555549	—	²	—	US$	1,184	N/A	US$	1,184
	Fnma Pool 555715	—	²	—	US$	142	N/A	US$	142
	Fnma Pool 632399	—	²	—	US$	337	N/A	US$	337
	Fnma Pool 662401	—	²	—	US$	451	N/A	US$	451
	Fnma Pool 667766	—	²	—	US$	1,068	N/A	US$	1,068
	Fnma Pool 680932	—	²	—	US$	952	N/A	US$	952
	Fnma Pool 681393	—	²	—	US$	2,045	N/A	US$	2,045
	Fnma Pool 685116	—	²	—	US$	489	N/A	US$	489
	Fnma Pool 691283	—	²	—	US$	3,039	N/A	US$	3,039
	Fnma Pool 694287	—	²	—	US$	17	N/A	US$	17
	Fnma Pool 703711	—	²	—	US$	402	N/A	US$	402
	Fnma Pool 725095	—	²	—	US$	865	N/A	US$	865
	Fnma Pool 730033	—	²	—	US$	138	N/A	US$	138
	Fnma Pool 740934	—	²	—	US$	889	N/A	US$	889
	Fnma Pool 742232	—	²	—	US$	13	N/A	US$	13
	Fnma Pool 750798	—	²	—	US$	18	N/A	US$	18
	Fnma Pool 773246	—	²	—	US$	183	N/A	US$	183
	Fnma Pool 793932	—	²	—	US$	367	N/A	US$	367
	Fnma Pool 794040	—	²	—	US$	579	N/A	US$	579
	Fnma Pool 795548	—	²	—	US$	133	N/A	US$	133
	Fnma Pool 799664	—	²	—	US$	77	N/A	US$	77
	Fnma Pool 799868	—	²	—	US$	26	N/A	US$	26
	Fnma Pool 804764	—	²	—	US$	303	N/A	US$	303
	Fnma Pool 804852	—	²	—	US$	264	N/A	US$	264
	Fnma Pool 804962	—	²	—	US$	323	N/A	US$	323
	Fnma Pool 805163	—	²	—	US$	347	N/A	US$	347
	Fnma Pool 806642	—	²	—	US$	457	N/A	US$	457
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fnma Pool 806721	—	Available-for-sale financial assets	—	US$	548	N/A	US$	548
	Fnma Pool 814418	—	²	—	US$	297	N/A	US$	297
	Fnma Pool 815626	—	²	—	US$	1,833	N/A	US$	1,833
	Fnma Pool 819423	—	²	—	US$	453	N/A	US$	453
	Fnma Pool 821129	—	²	—	US$	430	N/A	US$	430
	Fnma Pool 888499	—	²	—	US$	1,588	N/A	US$	1,588
	Fnma Pool 888502	—	²	—	US$	204	N/A	US$	204
	Fnma Pool 888507	—	²	—	US$	783	N/A	US$	783
	Fnma Pool 888515	—	²	—	US$	847	N/A	US$	847
	Fnma Pool 888519	—	²	—	US$	99	N/A	US$	99
	Fnma Pool 888527	—	²	—	US$	57	N/A	US$	57
	Fnma Pool 888738	—	²	—	US$	3,776	N/A	US$	3,776
	Fnma Pool 888793	—	²	—	US$	4,242	N/A	US$	4,242
	Fnma Pool 900296	—	²	—	US$	2,415	N/A	US$	2,415
	Gnma Ii Pool 081150	—	²	—	US$	331	N/A	US$	331
	Gnma Ii Pool 081153	—	²	—	US$	1,030	N/A	US$	1,030
	Gnma Pool 646061	—	²	—	US$	2,468	N/A	US$	2,468
	Government Natl Mtg Assn Gtd	—	²	—	US$	1,861	N/A	US$	1,861
	Fed Home Ln Bank	—	²	—	US$	5,305	N/A	US$	5,305
	Federal Farm Cr Bks	—	²	—	US$	3,610	N/A	US$	3,610
	Federal Farm Credit Bank	—	²	—	US$	3,433	N/A	US$	3,433
	Federal Home Ln Bks	—	²	—	US$	3,854	N/A	US$	3,854
	Federal Home Ln Bks	—	²	—	US$	5,320	N/A	US$	5,320
	Federal Home Ln Bks	—	²	—	US$	4,148	N/A	US$	4,148
	Federal Home Ln Mtg	—	²	—	US$	5,340	N/A	US$	5,340
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,428	N/A	US$	3,428
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,560	N/A	US$	3,560
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,743	N/A	US$	3,743
	Federal Home Loan Bank	—	²	—	US$	4,710	N/A	US$	4,710
	Federal Natl Mtg Assn	—	²	—	US$	4,134	N/A	US$	4,134
	Federal Natl Mtg Assn	—	²	—	US$	3,713	N/A	US$	3,713
	Federal Natl Mtg Assn	—	²	—	US$	4,169	N/A	US$	4,169
	Federal Natl Mtg Assn	—	²	—	US$	3,809	N/A	US$	3,809
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,108	N/A	US$	3,108

	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	—	Available-for-sale financial assets	—	US$	4,584	N/A	US$	4,584
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	2,066	N/A	US$	2,066
	Bear Stearns Adjustable Rate	—	²	—	US$	60	N/A	US$	60
	Bear Stearns Arm Tr	—	²	—	US$	1,909	N/A	US$	1,909
	Bear Stearns Arm Tr	—	²	—	US$	1,160	N/A	US$	1,160
	Bear Stearns Arm Tr	—	²	—	US$	129	N/A	US$	129
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	96	N/A	US$	96
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	2,690	N/A	US$	2,690
	Cbass Tr	—	²	—	US$	709	N/A	US$	709
	Chase Mtg Fin Tr	—	²	—	US$	576	N/A	US$	576
	Chase Mtg Fin Tr	—	²	—	US$	1,171	N/A	US$	1,171
	Chase Mtg Fin Tr	—	²	—	US$	1,704	N/A	US$	1,704
	Chase Mtge Finance Corp.	—	²	—	US$	865	N/A	US$	865
	Cit Equip Coll Tr	—	²	—	US$	3,884	N/A	US$	3,884
	Credit Suisse First Boston Mtg	—	²	—	US$	439	N/A	US$	439
	Credit Suisse First Boston Mtg	—	²	—	US$	1,513	N/A	US$	1,513
	Credit Suisse First Boston Mtg	—	²	—	US$	4,349	N/A	US$	4,349
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	First Franklin Mtg Ln Tr	—	Available-for-sale financial assets	—	US$	413	N/A	US$	413
	First Horizon	—	²	—	US$	29	N/A	US$	29
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	1,051	N/A	US$	1,051
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	4,715	N/A	US$	4,715
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,019	N/A	US$	2,019
	Gs Mtg Secs Corp.	—	²	—	US$	991	N/A	US$	991
	Home Equity Mortgage Trust	—	²	—	US$	1,237	N/A	US$	1,237
	Home Equity Mtg Tr 2006 4	—	²	—	US$	485	N/A	US$	485
	JP Morgan Mtg Tr	—	²	—	US$	588	N/A	US$	588
	JP Morgan Mtg Tr	—	²	—	US$	630	N/A	US$	630
	JP Morgan Mtg Tr	—	²	—	US$	559	N/A	US$	559
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,495	N/A	US$	3,495
	Nomura Asset Accep Corp.	—	²	—	US$	660	N/A	US$	660
	Residential Asset Mtg Prods	—	²	—	US$	1,515	N/A	US$	1,515
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,074	N/A	US$	1,074
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,331	N/A	US$	2,331
	Sequoia Mtg Tr	—	²	—	US$	288	N/A	US$	288
	Sequoia Mtg Tr	—	²	—	US$	158	N/A	US$	158
	Sequoia Mtg Tr	—	²	—	US$	147	N/A	US$	147
	Terwin Mtg Tr	—	²	—	US$	1,041	N/A	US$	1,041
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	3,163	N/A	US$	3,163
	Wamu Mtg	—	²	—	US$	2,925	N/A	US$	2,925
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	114	N/A	US$	114
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	1,521	N/A	US$	1,521
	Washington Mut Mtg Secs Corp.	—	²	—	US$	1,641	N/A	US$	1,641
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,405	N/A	US$	2,405
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,632	N/A	US$	2,632
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,391	N/A	US$	2,391
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	845	N/A	US$	845
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	2,088	N/A	US$	2,088

	Corporate bonds
	American Gen Fin Corp. Mtn	—	Available-for-sale financial assets	—	US$	1,156	N/A	US$	1,156
	Chase Manhattan Corp. New	—	²	—	US$	1,505	N/A	US$	1,505
	Chase Manhattan Corp. New	—	²	—	US$	2,066	N/A	US$	2,066
	Chase Manhattan Corp. New	—	²	—	US$	3,353	N/A	US$	3,353
	Credit Suisse First Boston USA	—	²	—	US$	347	N/A	US$	347
	Deutsche Bank Ag London	—	²	—	US$	3,013	N/A	US$	3,013
	Fleet Boston Corp.	—	²	—	US$	2,589	N/A	US$	2,589
	General Elec Cap Corp. Mtn	—	²	—	US$	2,988	N/A	US$	2,988
	General Elec Cap Corp. Mtn	—	²	—	US$	673	N/A	US$	673
	Goldman Sachs Group	—	²	—	US$	2,029	N/A	US$	2,029
	JP Morgan Chase	—	²	—	US$	1,994	N/A	US$	1,994
	Mellon Fdg Corp.	—	²	—	US$	2,669	N/A	US$	2,669
	Morgan Stanley	—	²	—	US$	4,552	N/A	US$	4,552
	U S Bancorp Mtn Bk Ent	—	²	—	US$	1,369	N/A	US$	1,369
	Wachovia Corp. New	—	²	—	US$	3,135	N/A	US$	3,135
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,493	N/A	US$	4,493

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	30,435	N/A	US$	30,435
	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	10,374	N/A	US$	10,374
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 2)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or	Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	6,257	$1,058,000	18,496	$3,119,140	$3,047,038	$72,102	—	$—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	129,864	1,775,000	262,861	3,598,480	3,543,862	54,618	—	—
	NITC Taiwan Bond Fund	²	National Investment Trust Co., Ltd.	—	103,016	1,474,856	153,113	2,214,000	256,129	3,703,023	3,656,443	46,580	—	—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	140,522	2,170,000	226,103	3,497,877	3,470,000	27,877	—	—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	77,128	1,208,799	120,183	1,900,000	197,311	3,125,566	3,100,000	25,566	—	—
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	59,049	915,252	45,425	712,000	104,474	1,635,181	1,612,083	23,098	—	—
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	60,839	988,000	115,460	1,877,230	1,842,149	35,081	—	—
	Taishin Lucky Investment Trust Fund	²	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,340	701,524	22,816	—	—
	AIG Taiwan Bond Fund	²	AIG Global Asset Management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	HSBC NTD Money Management Fund	²	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	²	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	IBT Ta-Chong Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—	—	74,771	1,000,000	74,771	1,002,474	1,000,000	2,474	—	—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—	—	187,050	2,400,000	187,050	2,411,016	2,400,000	11,016	—	—
	Capital Income Fund	²	Capital Investment Trust Corporation	—	—	—	228,072	3,480,000	228,072	3,491,264	3,480,000	11,264	—	—

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	²	²	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	Sinopac Securities Corp. and several financial institutions	—	—	—	—	249,603	—	—	—	—	—	249,948
	2003 Government Bond Series H	²	²	—	—	400,709	—	299,852	—	—	—	—	—	—

	Corporate bond
	Taiwan Mobile Co., Ltd	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	—	—	2,000,000	—	—	—	—	—	2,032,658

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Formosa Chemicals & Fiber Corporation	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$—	—		$198,914	—		$—		$—		$—	—		$199,910
	Formosa Petrochemical Corporation	²	²	—	—		3,581,667	—		959,827	—		—		—		—	—		3,554,908
	Taiwan Power Company	²	²	—	—		2,630,064	—		3,192,915	—		—		—		—	—		4,209,629
	Formosa Plastic Corporation	²	²	—	—		391,134	—		1,984,471	—		—		—		—	—		2,385,285
	Nan Ya Plastics Corporation	²	²	—	—		1,804,346	—		2,486,383	—		—		—		—	—		3,487,804

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		906,536	—		466,783	—		—		—		—	—		1,305,605

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,864	—		—		—		—	—	US$	20,791
	General Elec Cap Corp. Mtn	²	²	—	—		—	—	US$	20,316	—		—		—		—	—	US$	20,294

TSMC Development	Corporate bond
	GE Capital Corp.	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,478	—		—		—		—	—	US$	20,447

GUC	Open-end mutual funds
	PCA Well Pool Fund	Available-for-sale financial assets	PCA Securities Investment Trust Co., Ltd.	—	—		—	19,654		252,000	19,654		252,536		252,000		536	—		—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	—		—	18,087		271,000	18,087		271,331		271,000		331	—		—
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	—		—	17,430		275,000	17,430		275,390		275,000		390	—		—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	16,096		190,000	16,096		190,077		190,000		77	—		—
	NITC Taiwan Bond Fund	²	National Investment Trust Co., Ltd.	—	—		—	15,575		225,000	15,575		225,206		225,000		206	—		—
	IBT 1699 Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—		—	13,383		170,000	13,383		170,333		170,000		333	—		—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	—		—	13,262		205,000	13,262		205,393		205,000		393	—		—
	IBT Ta-Chong Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—		—	11,631		155,000	11,631		155,255		155,000		255	—		—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	—		—	12,602		172,000	12,602		172,353		172,000		353	—		—
	Mega Diamond Bond Fund	²	Mega International Investment Trust Co., Ltd.	—	—		—	12,484		147,000	12,484		147,117		147,000		117	—		—
	Polaris De-Li Fund	²	Polaris Securities Investment Trust Co., Ltd.	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	NITC Bond Fund	²	National Investment Trust Co., Ltd.	—	—		—	796		135,000	796		135,133		135,000		133	—		—

TSMC Global	Agency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,513
	Federal Home Ln Bks	²	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	²	—	—	—		—	9,000	US$	8,783	9,000	US$	9,162	US$	8,783	US$	379	—		—
	Federal Home Ln Bks	²	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	²	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,854
	Federal Home Ln Bks	²	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	²	—	—	—		—	7,100	US$	7,204	7,100	US$	7,420	US$	7,204	US$	216	—		—

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Federal Home Ln Bks	Available-for-sale financial assets	—	—	—	US$	—	12,100	US$	12,464	8,100	US$	8,399	US$	8,328	US$	71	4,000	US$	4,148
	Federal Home Ln Bks	²	—	—	18,665	US$	19,023	—		—	18,665	US$	19,403	US$	18,951	US$	452	—		—
	Federal Home Ln Bks	²	—	—	21,900	US$	22,342	—		—	21,900	US$	22,473	US$	21,985	US$	488	—		—
	Federal Home Ln Mtg	²	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,340
	Federal Farm Credit Bank	²	—	—	—		—	7,200	US$	7,241	7,200	US$	7,475	US$	7,241	US$	234	—		—
	Federal Farm Credit Bank	²	—	—	—		—	3,375	US$	3,370	—		—		—		—	3,375	US$	3,433
	Federal Home Ln Mtg Corp.	²	—	—	—		—	6,700	US$	6,690	6,700	US$	6,841	US$	6,690	US$	151	—		—
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,428
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,500	US$	3,494	—		—		—		—	3,500	US$	3,560
	Federal Home Ln Mtg Corp.	²	—	—	—		—	7,000	US$	7,572	3,500	US$	3,712	US$	3,786	US$	(74)	3,500	US$	3,743
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,391	US$	3,389	—		—		—		—	3,391	US$	3,108
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,083	US$	3,170	—		—		—		—	3,083	US$	2,880
	Federal Home Loan Banks	²	—	—	21,000	US$	21,500	—		—	21,000	US$	21,646	US$	21,356	US$	290	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	7,200	US$	7,248	7,200	US$	7,424	US$	7,248	US$	176	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,700	US$	3,700	—		—		—		—	3,700	US$	3,713
	Federal Natl Mtg Assn	²	—	—	—		—	10,000	US$	10,291	6,000	US$	6,138	US$	6,174	US$	(36)	4,000	US$	4,169
	Federal Natl Mtg Assn	²	—	—	5,000	US$	5,169	—		—	5,000	US$	5,196	US$	5,102	US$	94	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,809
	Federal Natl Mtg Assn	²	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	4,134
	Federal Natl Mtg Assoc	²	—	—	—		—	3,450	US$	3,463	3,450	US$	3,450	US$	3,463	US$	(13)	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—
	Gnma Pool 646061	²	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,468

	Corporate issued asset-backed securities
	Capital One Multi Asset Exec	Available-for-sale financial assets	—	—	9,000	US$	9,118	—		—	9,000	US$	8,710	US$	8,998	US$	(288)	—		—
	Capital One Prime Auto Receiva	²	—	—	3,500	US$	3,498	—		—	3,500	US$	3,414	US$	3,500	US$	(86)	—		—
	Daimlerchrysler Auto Tr	²	—	—	4,335	US$	4,337	—		—	4,335	US$	3,596	US$	4,333	US$	(737)	—		—
	Usaa Auto Owner Tr	²	—	—	5,000	US$	4,998	—		—	5,000	US$	4,926	US$	4,999	US$	(73)	—		—
	Wells Fargo Finl Auto Owner Tr	²	—	—	5,000	US$	4,956	—		—	3,658	US$	3,466	US$	3,608	US$	(142)	1,342		—

	Corporate bonds
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	3,150	US$	3,107	—		—	3,150	US$	3,110	US$	3,095	US$	15	—		—
	Burlington Res Inc.	²	—	—	3,250	US$	3,653	—		—	3,250	US$	3,437	US$	3,647	US$	(210)	—		—
	Depfa Acs Bank	²	—	—	20,000	US$	20,402	—		—	20,000	US$	20,409	US$	19,984	US$	425	—		—
	Deutschs Bank Ag London	²	—	—	—		—	2,995	US$	3,041	—		—		—		—	2,995	US$	3,013
	European Invt Bk	²	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	²	—	—	—		—	7,300	US$	7,277	7,300	US$	7,492	US$	7,276	US$	216	—		—
	European Invt Bk	²	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	²	—	—	—		—	7,200	US$	7,182	7,200	US$	7,596	US$	7,182	US$	414	—		—
	General Elec Cap Corp. Mtn	²	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	General Elec Cap Corp. Mtn	²	—	—	3,000	US$	3,047	—		—	3,000	US$	3,070	US$	2,994	US$	76	—		—
	General Re Corp.	²	—	—	3,000	US$	3,263	—		—	3,000	US$	3,060	US$	3,319	US$	(259)	—		—
	Hancock John Global Fdg Ii Mtn	²	—	—	4,750	US$	5,111	—		—	4,750	US$	4,707	US$	5,170	US$	(463)	—		—
	International Business Machs	²	—	—	3,500	US$	3,555	—		—	3,500	US$	3,582	US$	3,496	US$	86	—		—
	Keycorp Mtn Book Entry	²	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	²	—	—	—		—	8,700	US$	8,679	8,700	US$	8,973	US$	8,679	US$	294	—		—
	Massmutual Global Fdg Ii Mtn	²	—	—	3,800	US$	3,737	—		—	3,800	US$	3,668	US$	3,647	US$	21	—		—
	Metropolitan Life Golbal Mtn	²	—	—	3,400	US$	3,366	—		—	3,400	US$	3,409	US$	3,325	US$	84	—		—
	Nationwide Life Global Fdg I	²	—	—	3,500	US$	3,631	—		—	3,500	US$	3,159	US$	3,520	US$	(361)	—		—

(Continued)

					Beginning Balance				Acquisition			Disposal (Note 2)
		Financial					Amount		Shares/Units	Amount				Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units		(US$ in		(in Thousands)	(US$ in		Shares/Units		(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)		Thousands)		(Note 1)	Thousands)		(In Thousands)		Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Protective Life Secd Trs Mtn	Available-for-sale financial assets	—	—	US$	3,500	US$	3,484	—		$—	US$	3,500	US$	3,274	US$	3,396	US$	(122)	—	US$	—
	Sbc Communications Inc.	²	—	—		3,400	US$	3,372	—		—		3,400	US$	3,367	US$	3,309	US$	58	—		—

	Money market funds			—
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—		592,180	US$	592,180	1,035,077	US$	1,035,077		1,596,822	US$	1,596,822	US$	1,596,822	US$	—	30,435	US$	30,435

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—		—		—	17,825	US$	17,813		17,825	US$	17,830	US$	17,813	US$	17	—		—
	US Treasury N/B	²	—	—		—		—	31,300	US$	31,414		31,300	US$	31,514	US$	31,413	US$	101	—		—
	US Treasury N/B	²	—	—		—		—	4,200	US$	4,259		4,200	US$	4,260	US$	4,259	US$	1	—		—
	United States Treas Nts	²	—	—		—		—	19,400	US$	19,353		19,400	US$	19,460	US$	19,353	US$	107	—		—
	United States Treas Nts	²	—	—		—		—	20,100	US$	20,057		20,100	US$	20,314	US$	20,057	US$	257	—		—
	United States Treas Nts	²	—	—		—		—	19,500	US$	19,474		19,500	US$	19,451	US$	19,474	US$	(23)	—		—
	United States Treas Nts	²	—	—		—		—	60,100	US$	60,563		60,100	US$	60,829	US$	60,564	US$	265	—		—
	United States Treas Nts	²	—	—		—		—	20,800	US$	20,751		20,800	US$	21,292	US$	20,751	US$	541	—		—
	United States Treas Nts	²	—	—		—		—	45,300	US$	45,549		45,300	US$	45,992	US$	45,549	US$	443	—		—
	United States Treas Nts	²	—	—		—		—	17,000	US$	16,886		17,000	US$	16,917	US$	16,885	US$	32	—		—
	United States Treas Nts	²	—	—		—		—	67,600	US$	67,804		67,600	US$	68,342	US$	67,805	US$	537	—		—
	United States Treas Nts	²	—	—		—		—	7,800	US$	7,787		7,800	US$	7,757	US$	7,787	US$	(30)	—		—
	United States Treas Nts	²	—	—		—		—	14,600	US$	14,605		14,600	US$	15,114	US$	14,605	US$	509	—		—
	United States Treas Nts	²	—	—		—		—	26,500	US$	26,636		26,500	US$	26,614	US$	26,636	US$	(22)	—		—
	United States Treas Nts	²	—	—		—		—	6,400	US$	6,372		6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	²	—	—		25,900	US$	25,924	—		—		25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	²	—	—		—		—	14,700	US$	14,887		14,700	US$	14,990	US$	14,887	US$	103	—		—
	United States Treas Nts	²	—	—		—		—	11,500	US$	11,615		11,500	US$	11,652	US$	11,615	US$	37	—		—
	United States Treas Nts	²	—	—		—		—	53,300	US$	54,114		53,300	US$	54,153	US$	54,114	US$	39	—		—
	United States Treas Nts	²	—	—		—		—	4,000	US$	4,057		4,000	US$	3,969	US$	4,057	US$	(88)	—		—
	United States Treas Nts	²	—	—		5,000	US$	5,070	—		—		5,000	US$	5,077	US$	5,037	US$	40	—		—
	United States Treas Nts	²	—	—		—		—	3,750	US$	3,958		3,750	US$	3,861	US$	3,958	US$	(97)	—		—
	United States Treas Nts	²	—	—		5,500	US$	5,613	—		—		5,500	US$	5,623	US$	5,584	US$	39	—		—
	United States Treas Nts	²	—	—		6,400	US$	6,500	—		—		6,400	US$	6,594	US$	6,407	US$	187	—		—
	United States Treas Nts	²	—	—		41,900	US$	42,509	—		—		41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	²	—	—		—		—	4,000	US$	4,200		4,000	US$	4,210	US$	4,199	US$	11	—		—
	United States Treas Nts	²	—	—		—		—	10,266	US$	11,167		—		—		—		—	10,266	US$	10,374
	United States Treas Nts	²	—	—		5,000	US$	5,160	2,000	US$	2,062		7,000	US$	7,308	US$	7,119	US$	189	—		—
	United States Treas Nts	²	—	—		—		—	10,000	US$	10,525		10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	²	—	—		3,250	US$	3,359	—		—		3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	²	—	—		—		—	10,000	US$	10,866		10,000	US$	11,008	US$	10,866	US$	142	—		—
	United States Treas Nts	²	—	—		7,500	US$	7,758	—		—		7,500	US$	7,855	US$	7,742	US$	113	—		—
	United States Treas Nts	²	—	—		—		—	15,000	US$	16,162		15,000	US$	16,335	US$	16,162	US$	173	—		—
	United States Treas Nts	²	—	—		9,500	US$	9,735	—		—		9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	²	—	—		—		—	11,250	US$	12,259		11,250	US$	12,038	US$	12,259	US$	(221)	—		—
	United States Treas Nts	²	—	—		—		—	19,700	US$	19,900		19,700	US$	20,045	US$	19,900	US$	145	—		—
	Wi Treasury Sec	²	—	—		—		—	13,300	US$	13,383		13,300	US$	13,430	US$	13,383	US$	47	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.	(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

The Company	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC North America	Subsidiary	Sales	$192,986,719	58	Net 30 days after invoice date	—	—	$11,512,777	50
	GUC	Investee with a controlling financial interest	Sales	1,611,058	1	Net 30 days after monthly closing	—	—	215,190	1
	TSMC Shanghai	Subsidiary	Sales	101,245	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	8,207,876	22	Net 30 days after monthly closing	—	—	(171,089)	3
	TSMC Shanghai	Subsidiary	Purchases	4,717,676	12	Net 30 days after monthly closing	—	—	(117,417)	2
	SSMC	Investee accounted for using equity method	Purchases	4,441,795	12	Net 30 days after monthly closing	—	—	(162,807)	3
	VIS	Investee accounted for using equity method	Purchases	3,209,028	8	Net 30 days after monthly closing	—	—	(317,491)	6

GUC	TSMC North America	Same parent company	Purchases	1,747,488	41	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(148,680)	20

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	2,522,749	81	Net 30 days after monthly closing	—	—	309,133	89
	VisEra	Same president	Sales	23,650	1	Net 45 days after monthly closing	—	—	283	—

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

The Company	TSMC North America	Subsidiary	$11,769,401	36	$4,130,119	—	$4,177,615	$—
	GUC	Investee with a controlling financial interest	215,190	33	1,869	—	103,680	—
	TSMC Shanghai	Subsidiary	112,933	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	309,133	54	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investee
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount				Balance as of December 31, 2008				Net Income		Equity in the Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2008 (Foreign Currencies in Thousands)		December 31, 2007 (Foreign Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		(Losses) (Note 1) (Foreign Currencies in Thousands)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,756,519		$963,052	$963,052	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		29,637,057		2,082,332	2,082,332	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,047,681	628,223	37		9,787,275		1,041,953	(114,707)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		8,840,895	314	39		6,808,192		2,460,149	757,241	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		6,267,128		(2,904,565)	(2,907,231)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,730,913		(973,153)	(973,153)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,435,666		144,918	144,918	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,506,384		198,178	30,811	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,440,241		973,459	—	98		1,305,605		(92,095)	(90,253)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,095,622	—	98		975,367		(132,150)	(129,507)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		950,263		747,049	269,544	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		986,797		1,019,042	—	99		433,481		(6,643)	(6,610)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		137,617		4,943	4,943	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		124,594		38,454	38,454	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		15,117		3,232	3,232	Subsidiary

TSMC International	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	690,095	US$	16,011	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	43,048	42,320	97	US$	25,586	US$	240	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,408	US$	1,816	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,598	97	US$	6,529	US$	(2,156)	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	293,637	100	US$	204,558	US$	27,089	Note 2	Subsidiary

TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	69,298	US$	4,633	Note 2	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,570	US$	286	Note 2	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	122,700	US$	4,429	Note 2	Subsidiary

															(Continued)

				Original Investment Amount				Balance as of December 31, 2008				Net Income		Equity in the Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2008 (Foreign Currencies in Thousands)		December 31, 2007 (Foreign Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)		(Losses) of the Investee (Foreign Currencies in Thousands)		(Losses) (Note 1) (Foreign Currencies in Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,398	US$	(544)	Note 2	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	44	US$	1,052	US$	(1,339)	Note 2	Investee accounted for using equity method
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	700		—	—	100	US$	100	US$	(600)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	100	800	100		$34,019		$2,774	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		11,854		459	Note 2	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,563		254	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary

Note 1:	Equity in earnings/losses of investees exclude the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings (losses) of the investee company is not reflected herein as such amount is already included in the equity in the earnings (losses) of the investor company.	(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

		Total Amount of		Accumulated Outflow of Investment from Taiwan as of	Investment Flows		Accumulated Outflow of Investment from Taiwan as of		Equity in the	Carrying Value	Accumulated Inward Remittance of
Investee Company	Main Businesses and Products	Paid-in Capital RMB in Thousand)	Method of Investment	January 1, 2008 (US$ in Thousand)	Outflow (US$ in Thousand)	Inflow (US$ in Thousand)	December 31, 2008 (US$ in Thousand)	Percentage of Ownership	Earnings (Losses) (Note 2)	as of December 31, 2008	Earnings as of December 31, 2008

TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(2,907,231)	$6,267,128	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Years Ended December 31, 2008 and 2007 and
Independent Auditors’ Report

REPRESENTATION LETTER
The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2008, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the revised Statement of Financial Accounting Standards No. 7, “Consolidated Financial Statements”. In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.
Very truly yours,
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By
/s/ MORRIS CHANG
MORRIS CHANG
Chairman
January 17, 2009

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
January 17, 2009
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$194,613,752	35	$94,986,488	16
Financial assets at fair value through profit or loss (Notes 2, 5 and 24)	55,730	—	1,632,387	—
Available-for-sale financial assets (Notes 2, 6 and 24)	10,898,715	2	66,688,368	12
Held-to-maturity financial assets (Notes 2, 7 and 24)	5,881,999	1	11,526,946	2
Receivables from related parties (Note 25)	407	—	10,885	—
Notes and accounts receivable	25,023,321	4	47,204,126	8
Allowance for doubtful receivables (Notes 2 and 8)	(455,751)	—	(701,807)	—
Allowance for sales returns and others (Notes 2 and 8)	(6,071,026)	(1)	(4,089,035)	(1)
Other receivables from related parties (Note 25)	99,918	—	243,620	—
Other financial assets (Note 26)	1,911,699	—	1,515,527	—
Inventories, net (Notes 2 and 9)	14,876,645	3	23,862,260	4
Deferred income tax assets, net (Notes 2 and 18)	3,969,330	1	5,572,334	1
Prepaid expenses and other current assets	1,813,692	—	1,370,230	—

Total current assets	252,618,431	45	249,822,329	42

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 24)
Investments accounted for using equity method	18,907,158	3	22,517,289	4
Available-for-sale financial assets	2,032,658	—	1,400,691	—
Held-to-maturity financial assets	15,426,252	3	8,697,726	2
Financial assets carried at cost	3,615,447	1	3,845,619	1

Total long-term investments	39,981,515	7	36,461,325	7

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	953,857	—	942,197	—
Buildings	132,249,996	24	118,640,027	21
Machinery and equipment	697,498,743	125	646,419,427	113
Office equipment	12,430,800	2	11,829,640	2
Leased assets	722,339	—	652,296	—

	843,855,735	151	778,483,587	136
Accumulated depreciation	(618,816,267)	(110)	(540,099,567)	(94)
Advance payments and construction in progress	18,605,882	3	21,868,167	4

Net property, plant and equipment	243,645,350	44	260,252,187	46

INTANGIBLE ASSETS
Goodwill (Note 2)	6,044,392	1	5,987,582	1
Deferred charges, net (Notes 2 and 13)	7,125,828	1	7,923,601	2

Total intangible assets	13,170,220	2	13,911,183	3

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 18)	6,636,873	1	7,313,283	1
Refundable deposits	2,767,199	1	2,777,769	1
Others (Note 2)	97,001	—	327,150	—

Total other assets	9,501,073	2	10,418,202	2

TOTAL	$558,916,589	100	$570,865,226	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 24)	$85,187	—	$249,313	—
Accounts payable	5,553,151	1	11,574,882	2
Payables to related parties (Note 25)	489,857	—	1,503,376	1
Income tax payable (Notes 2 and 18)	9,331,825	2	11,126,128	2
Bonuses payable to employees, directors and supervisors (Notes 3 and 20)	15,369,730	3	—	—
Payables to contractors and equipment suppliers	7,998,773	1	6,256,732	1
Accrued expenses and other current liabilities (Notes 16 and 28)	9,755,835	2	17,714,763	3
Current portion of bonds payable and bank loans (Notes 14, 15 and 26)	8,222,398	1	280,813	—

Total current liabilities	56,806,756	10	48,706,007	9

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	12,500,000	2
Long-term bank loans (Notes 15 and 26)	1,420,476	—	1,722,196	—
Other long-term payables (Notes 16 and 28)	9,548,226	2	9,409,978	2
Obligations under capital leases (Note 2)	722,339	—	652,296	—

Total long-term liabilities	16,191,041	3	24,284,470	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,701,584	1	3,665,522	1
Guarantee deposits (Note 28)	1,484,495	—	2,243,009	—
Deferred credits (Notes 2 and 25)	316,537	—	1,236,873	—
Others	43,709	—	43,774	—

Total other liabilities	5,546,325	1	7,189,178	1

Total liabilities	78,544,122	14	80,179,655	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value (Notes 20 and 22)
Authorized: 28,050,000 thousand shares
Issued:25,625,437 thousand shares in 2008 26,427,104 thousand shares in 2007	256,254,373	46	264,271,037	46

Capital surplus (Notes 2 and 20)	49,875,255	9	53,732,682	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	67,324,393	12	56,406,684	10
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	102,337,417	18	161,828,337	28

	170,053,667	30	218,864,571	38

Others (Notes 2, 22 and 24)
Cumulative translation adjustments	481,158	—	(1,072,853)	—
Unrealized gain/loss on financial instruments	(287,342)	—	680,997	—
Treasury stock: 834,096 thousand shares	—	—	(49,385,032)	(8)

	193,816	—	(49,776,888)	(8)

Equity attributable to shareholders of the parent	476,377,111	85	487,091,402	85

MINORITY INTERESTS (Note 2)	3,995,356	1	3,594,169	1

Total shareholders’ equity	480,372,467	86	490,685,571	86

TOTAL	$558,916,589	100	$570,865,226	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 17, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$341,983,355		$328,336,172

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	8,825,695		5,705,576

NET SALES	333,157,660	100	322,630,596	100

COST OF SALES (Notes 19 and 25)	191,408,099	58	180,280,385	56

GROSS PROFIT	141,749,561	42	142,350,211	44

OPERATING EXPENSES (Notes 19 and 25)
Research and development	21,480,937	7	17,946,322	5
General and administrative	11,096,599	3	8,963,836	3
Marketing	4,736,657	1	3,718,146	1

Total operating expenses	37,314,193	11	30,628,304	9

INCOME FROM OPERATIONS	104,435,368	31	111,721,907	35

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	5,373,823	2	5,651,700	2
Foreign exchange gain, net (Note 2)	1,227,653	1	80,922	—
Technical service income (Notes 25 and 28)	1,181,966	—	590,391	—
Settlement income (Note 28)	951,180	—	985,114	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 24)	721,050	—	874,670	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	701,533	—	2,507,869	1
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	100,874	—	91,210	—
Subsidy income (Note 2)	8,029	—	364,321	—
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	—	—	63,017	—
Others (Note 25)	555,341	—	724,589	—

Total non-operating income and gains	10,821,449	3	11,933,803	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2008		2007
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Loss on impairment of financial assets (Notes 2, 6, 11 and 24)	$1,560,055	1	$54,208	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	1,081,019	—	—	—
Interest expense	614,988	—	842,242	—
Loss on impairment of idle assets (Note 2)	210,477	—	—	—
Provision for litigation loss (Note 28h)	99,126	—	1,008,635	1
Others (Note 2)	218,906	—	108,599	—

Total non-operating expenses and losses	3,784,571	1	2,013,684	1

INCOME BEFORE INCOME TAX	111,472,246	33	121,642,026	38

INCOME TAX EXPENSE (Notes 2 and 18)	(10,949,009)	(3)	(11,709,626)	(4)

NET INCOME	$100,523,237	30	$109,932,400	34

ATTRIBUTABLE TO:
Shareholders of the parent	$99,933,168	30	$109,177,093	34
Minority interests	590,069	—	755,307	—

	$100,523,237	30	$109,932,400	34

	2008		2007
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$4.28	$3.86	$4.50	$4.06

Diluted earnings per share	$4.25	$3.83	$4.50	$4.06

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated January 17, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
				Retained Earnings					Unrealized
	Capital Stock — Common Stock			Legal	Special			Cumulative	Gain (Loss)					Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	on Financial	Treasury	Others		Minority	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2007	25,829,688	$258,296,879	$54,107,498	$43,705,711	$640,742	$152,778,079	$197,124,532	$(1,191,165)	$561,615	$(918,075)	$(1,547,625)	$507,981,284	$1,156,832	$509,138,116

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	(4,572,798)	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	—	(77,489,064)	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	—	109,177,093	755,307	109,932,400
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	—	(28,639)	31,862	3,223
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312	118,312	(99,318)	18,994
Issuance of stock from exercising employee stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	—	436,827	—	436,827
Cash dividends received by subsidiaries from parent company	—	—	101,762	—	—	—	—	—	—	—	—	101,762	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	241,821	—	241,821	241,821	19,487	261,308
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(122,439)	—	(122,439)	(122,439)	—	(122,439)
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)	(48,466,957)	—	(48,466,957)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	1,729,999	1,729,999

BALANCE, DECEMBER 31, 2007	26,427,104	264,271,037	53,732,682	56,406,684	629,550	161,828,337	218,864,571	(1,072,853)	680,997	(49,385,032)	(49,776,888)	487,091,402	3,594,169	490,685,571

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	10,917,709	—	(10,917,709)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(237,693)	237,693	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	(3,939,883)	—	(3,939,883)
Bonus to employees — in stock	393,988	3,939,883	—	—	—	(3,939,883)	(3,939,883)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(76,881,311)	(76,881,311)	—	—	—	—	(76,881,311)	—	(76,881,311)
Stock dividends to shareholders — NT$0.02 per share	51,254	512,542	—	—	—	(512,542)	(512,542)	—	—	—	—	—	—	—
Bonus to directors	—	—	—	—	—	(176,890)	(176,890)	—	—	—	—	(176,890)	—	(176,890)
Capital surplus transferred to capital stock	76,881	768,813	(768,813)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2008	—	—	—	—	—	99,933,168	99,933,168	—	—	—	—	99,933,168	590,069	100,523,237
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(137,063)	—	—	—	—	—	—	—	—	(137,063)	11,700	(125,363)
Translation adjustments	—	—	—	—	—	—	—	1,554,011	—	—	1,554,011	1,554,011	(68,792)	1,485,219
Issuance of stock from exercising employee stock options	6,027	60,266	166,884	—	—	—	—	—	—	—	—	227,150	—	227,150
Cash dividends received by subsidiaries from parent company	—	—	102,279	—	—	—	—	—	—	—	—	102,279	—	102,279
Valuation loss on available-for-sale financial assets	—	—	—	—	—	—	—	—	(826,251)	—	(826,251)	(826,251)	(17,048)	(843,299)
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(142,088)	—	(142,088)	(142,088)	—	(142,088)
Treasury stock repurchased	—	—	—	—	—	—	—	—	—	(30,427,413)	(30,427,413)	(30,427,413)	—	(30,427,413)
Treasury stock retired	(1,329,817)	(13,298,168)	(3,220,714)	—	—	(63,293,563)	(63,293,563)	—	—	79,812,445	79,812,445	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(114,742)	(114,742)

BALANCE, DECEMBER 31, 2008	25,625,437	$256,254,373	$49,875,255	$67,324,393	$391,857	$102,337,417	$170,053,667	$481,158	$(287,342)	$—	$193,816	$476,377,111	$3,995,356	$480,372,467

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated January 17, 2009)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$99,933,168	$109,177,093
Net income attributable to minority interests	590,069	755,307
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,512,191	80,005,395
Amortization of premium/discount of financial assets	(93,393)	(117,159)
Loss on impairment of financial assets	1,560,055	54,208
Gain on disposal of available-for-sale financial assets, net	(637,219)	(610,167)
Gain on disposal of financial assets carried at cost, net	(83,831)	(264,503)
Equity in earnings of equity method investees, net	(701,533)	(2,507,869)
Dividends received from equity method investees	1,661,134	625,130
Gain on disposal of property, plant and equipment and other assets, net	(100,285)	(85,020)
Loss on impairment of idle assets	210,477	—
Deferred income tax	2,279,414	943,797
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,412,531	(187,084)
Receivables from related parties	10,478	629,467
Notes and accounts receivable	22,180,805	(12,134,176)
Allowance for doubtful receivables	(246,056)	(48,126)
Allowance for sales returns and others	1,981,991	1,205,277
Other receivables from related parties	143,702	13,243
Other financial assets	(425,937)	842,136
Inventories	8,985,615	(2,226,106)
Prepaid expenses and other current assets	(443,462)	290,434
Increase (decrease) in:
Accounts payable	(6,021,731)	3,218,255
Payables to related parties	(1,013,519)	(375,731)
Income tax payable	(1,794,303)	3,179,655
Bonuses payable to employees, directors and supervisors	15,369,730	—
Accrued expenses and other current liabilities	(3,954,427)	913,872
Accrued pension cost	36,062	125,462
Deferred credits	(858,161)	343,878

Net cash provided by operating activities	221,493,565	183,766,668

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property, plant and equipment	(59,222,654)	(84,000,985)
Available-for-sale financial assets	(85,273,867)	(87,550,197)
Held-to-maturity financial assets	(16,523,275)	—
Investments accounted for using equity method	(55,871)	(5,803,826)
Financial assets carried at cost	(463,211)	(911,323)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$138,515,023	$94,908,666
Held-to-maturity financial assets	15,634,620	17,325,120
Financial assets carried at cost	199,424	410,465
Property, plant and equipment and other assets	194,940	60,535
Proceeds from return of capital by investees	2,345,867	—
Increase in deferred charges	(3,395,287)	(3,059,155)
Decrease (increase) in refundable deposits	10,570	(1,434,895)
Net cash paid for acquisition of subsidiaries	—	(404,445)
Increase in other assets	(8,163)	(228,747)

Net cash used in investing activities	(8,041,884)	(70,688,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank loans	—	(89,720)
Proceeds from long-term bank loans	98,400	653,000
Repayments of:
Long-term bank loans	(468,313)	(196,173)
Bonds payable	—	(7,000,000)
Decrease in guarantee deposits	(758,514)	(1,574,131)
Cash dividends	(76,779,032)	(77,387,302)
Cash bonus paid to employees	(3,939,883)	(4,572,798)
Bonus to directors and supervisors	(176,890)	(285,800)
Proceeds from exercise of employee stock options	227,150	436,827
Repurchase of treasury stock	(33,480,997)	(45,413,373)
Increase (decrease) in minority interests	(114,742)	19,004

Net cash used in financing activities	(115,392,821)	(135,410,466)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,058,860	(22,332,585)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,568,404	(518,119)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	94,986,488	117,837,192

CASH AND CASH EQUIVALENTS, END OF YEAR	$194,613,752	$94,986,488

SUPPLEMENTAL INFORMATION
Interest paid	$676,318	$922,079

Income tax paid	$10,477,018	$7,585,727

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(In Thousands of New Taiwan Dollars)

	2008	2007

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$60,978,527	$78,889,954
Decrease (increase) in payables to contractors and equipment suppliers	(1,742,041)	5,111,031
Increase in obligations under capital leases	(13,832)	—

Cash paid	$59,222,654	$84,000,985

Repurchase of treasury stock	$30,427,413	$48,466,957
Decrease (increase) in accrued expenses and other current liabilities	3,053,584	(3,053,584)

Cash paid	$33,480,997	$45,413,373

NONCASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term liabilities	$8,222,398	$280,813

Current portion of other long-term payables
(under accrued expenses and other current liabilities)	$1,126,546	$3,735,875

The Company acquired controlling interests in XinTec Inc. (XinTec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of these two subsidiaries from the respective acquisition dates. Fair values of assets acquired and liabilities assumed at acquisition were as follows:

Current assets	$3,101,718
Property, plant and equipment	2,339,546
Other assets	436,692
Current liabilities	(1,937,407)
Long-term liabilities	(701,855)

Net amount	$3,238,694

Purchase price for XinTec and Mutual-Pak	$1,413,585
Less: Cash balance of XinTec and Mutual-Pak at acquisition	(1,009,140)

Net cash paid for acquisition of XinTec and Mutual-Pak	$404,445

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated January 17, 2009)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2008 and 2007, TSMC and its subsidiaries had 24,834 and 25,258 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2008	2007	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC (Shanghai) Company Limited (TSMC Shanghai)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng as of December 31, 2007. In July 2008, Chi Cherng was merged by Hsin Ruey.
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey as of December 31, 2007. In August 2008, Hsin Ruey was merged by TSMC.
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	37%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	42%	43%	TSMC obtained three out of five director positions in March 2007 and TSMC has a controlling interest in XinTec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	51%	—
	Growth Fund Limited (Growth Fund)	100%	—	Newly established.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	100%	100%	—
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2008	2007	Remark

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	—	Newly established.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2008:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing or customer service and technical supporting activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners and TSMC Development are engaged in investing activities. TSMC Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the year; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the year; publicly traded stocks — closing prices at the end of the year; and other debt securities — average of bid and asked prices at the end of the year.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the year the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). If there is objective evidence which indicates that a investment is impaired, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction year are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at year-end; shareholders’ equity — historical rates; income and expenses — average rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009.

Reclassification

Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2007 have been reclassified to be consistent with the consolidated financial statements as of and for the year ended December 31, 2008.

3.	ACCOUNTING CHANGES
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share of NT$12,827,595 thousand and NT$0.50, respectively, for the year ended December 31, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2008.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2008	2007

Cash and deposits in banks	$185,943,439	$84,105,377
Repurchase agreements collateralized by government bonds	8,670,313	10,067,843
Asset-backed commercial papers	—	522,116
Corporate notes	—	291,152

	$194,613,752	$94,986,488

5.	FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2008	2007
Trading financial assets
Publicly traded stocks	$13,258	$1,590,188
Forward exchange contracts	28,423	6,632
Cross currency swap contracts	14,049	35,567

	$55,730	$1,632,387

Trading financial liabilities
Forward exchange contracts	$35,812	$185,583
Cross currency swap contracts	49,375	63,730

	$85,187	$249,313

The Company entered into derivative contracts during the years ended December 31, 2008 and 2007 to manage exposures due to the fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract
Amount
	Maturity Date	(in Thousands)
December 31, 2008

Sell US$/buy NT$	January 2009 to February 2009	US$138,900/NT$4,558,672
Sell EUR/buy NT$	January 2009	EUR1,500/NT$63,150
Sell RMB/buy US$	January 2009 to April 2009	RMB55,010/US$8,000
Sell US$/buy JPY	January 2009 to February 2009	US$131/JPY11,800

December 31, 2007

Sell US$/buy NT$	January 2008	US$111,000/NT$3,605,846
Sell EUR$/buy NT$	February 2008 to July 2008	EUR48,000/NT$2,090,589
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

December 31, 2008

January 2009	US$307,000/NT$10,061,232	0.54%-5.00%	0.00%-3.83%

December 31, 2007

January 2008 to February 2008	US$975,000/NT$31,630,180	3.53%-5.60%	0.02%-3.01%

For the years ended December 31, 2008 and 2007, net losses and gains arising from financial assets/liabilities at fair value through profit or loss were NT$1,081,019 thousand and NT$63,017 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2008	2007

Agency bonds	$5,696,511	$8,635,796
Corporate bonds	3,279,073	10,745,145
Corporate issued asset-backed securities	2,334,873	5,357,032
Money market funds	1,000,086	19,212,110
Government bonds	340,893	7,767,637
Publicly traded stocks	279,937	905,254
Structured time deposits	—	499,410
Open-end mutual funds	—	14,966,675

	12,931,373	68,089,059
Current portion	(10,898,715)	(66,688,368)

	$2,032,658	$1,400,691

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
December 31, 2007

Step-up callable deposits
Domestic deposits	$500,000	$499,410	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

For the years ended December 31, 2008 and 2007, the loss on impairment of available-for-sale financial assets was recognized NT$934,584 thousand and nil, respectively.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2008	2007

Corporate bonds	$18,158,679	$10,900,247
Government bonds	1,506,572	7,824,425
Structured time deposits	1,643,000	1,500,000

	21,308,251	20,224,672
Current portion	(5,881,999)	(11,526,946)

	$15,426,252	$8,697,726

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2008

Step-up callable deposits
Foreign deposits	$1,643,000	$660	4.82%	December 2011

December 31, 2007

Step-up callable deposits
Domestic deposits	$1,500,000	$5,585	1.77%-1.83%	April 2008 to October 2008

As of December 31, 2008, the principal of the structured time deposits that resided in banks located in Hong Kong amounted to US$50,000 thousand.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$701,807	$749,888
Effect of inclusion of newly consolidated subsidiaries	—	45
Provision	14,880	2,964
Write-off	(260,936)	(51,090)

Balance, end of year	$455,751	$701,807

Movements of the allowance for sales returns and others were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$4,089,035	$2,870,802
Effect of inclusion of newly consolidated subsidiaries	—	12,956
Provision	8,825,695	5,705,576
Write-off	(6,843,704)	(4,500,299)

Balance, end of year	$6,071,026	$4,089,035

9.	INVENTORIES

	December 31
	2008	2007

Finished goods	$5,863,614	$4,321,870
Work in process	9,078,716	17,346,862
Raw materials	1,082,700	1,862,543
Supplies and spare parts	1,152,971	1,261,715

	17,178,001	24,792,990
Allowance for losses	(2,301,356)	(930,730)

	$14,876,645	$23,862,260

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$9,787,275	37	$11,220,101	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,808,192	39	9,092,741	39
VisEra Holding Company (VisEra Holding)	2,277,126	49	2,204,447	49
Aiconn Technology Corporation (Aiconn)	34,565	44	—	—

	$18,907,158		$22,517,289

In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the years ended December 31, 2008 and 2007, net equity in earnings of equity method investees of NT$701,533 thousand and NT$2,507,869 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the audited financial statements of the investees for the same periods as the Company.

As of December 31, 2008 and 2007, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$4,680,264 thousand and NT$15,189,200 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Years Ended December 31
	2008	2007

Balance, beginning of year	$2,589,742	$952,159
Addition	—	1,968,622
Amortization	(599,121)	(331,039)

Balance, end of year	$1,990,621	$2,589,742

As of December 31, 2008 and 2007, the ending balances of the aforementioned difference allocated to goodwill were both NT$1,061,885 thousand.

11.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2008	2007

Non-publicly traded stocks	$3,453,454	$3,462,372
Mutual funds	161,993	383,247

	$3,615,447	$3,845,619

For the years ended December 31, 2008 and 2007, the loss on impairment of financial assets carried at cost was recognized NT$625,471 thousand and NT$54,208 thousand, respectively.

12.	PROPERTY, PLANT AND EQUIPMENT

	Year Ended December 31, 2008
	Balance,				Effect of
	Beginning of	Addition			Exchange Rate	Balance,
	Year	(Deductions)	Disposals	Reclassification	Changes	End of Year
Cost
Land and land improvements	$942,197	$—	$—	$821	$10,839	$953,857
Buildings	118,640,027	12,750,078	(8,524)	(706)	869,121	132,249,996
Machinery and equipment	646,419,427	50,423,075	(1,320,975)	131,067	1,846,149	697,498,743
Office equipment	11,829,640	997,253	(294,526)	(167,598)	66,031	12,430,800
Leased asset	652,296	13,832	—	—	56,211	722,339

	778,483,587	$64,184,238	$(1,624,025)	$(36,416)	$2,848,351	843,855,735

Accumulated depreciation
Land and land improvements	262,703	$28,613	$—	$—	$4,582	295,898
Buildings	63,239,922	9,117,602	(8,524)	393	332,306	72,681,699
Machinery and equipment	467,665,072	68,349,425	(1,179,517)	(35,055)	1,162,366	535,962,291
Office equipment	8,796,752	1,223,475	(293,433)	(84,663)	51,678	9,693,809
Leased asset	135,118	33,901	—	—	13,551	182,570

	540,099,567	$78,753,016	$(1,481,474)	$(119,325)	$1,564,483	618,816,267

Advance payments and construction in progress	21,868,167	$(3,205,711)	$—	$(98,013)	$41,439	18,605,882

Net	$260,252,187					$243,645,350

	Year Ended December 31, 2007
		Effect of
		Inclusion of
	Balance,	Newly				Effect of	Balance,
	Beginning of	Consolidated				Exchange Rate	Ending of
	Year	Subsidiaries	Addition	Disposals	Reclassification	Changes	Year
Cost
Land and land improvements	$844,644	$101,518	$—	$—	$—	$(3,965)	$942,197
Buildings	112,595,124	71,053	5,522,828	(31,836)	(11,518)	494,376	118,640,027
Machinery and equipment	579,825,289	2,430,982	63,828,487	(504,132)	241,750	597,051	646,419,427
Office equipment	10,646,725	547,188	1,064,259	(350,611)	(78,898)	977	11,829,640
Leased asset	612,941	—	—	—	—	39,355	652,296

	704,524,723	$3,150,741	$70,415,574	$(886,579)	$151,334	$1,127,794	778,483,587

Accumulated depreciation
Land and land improvements	234,377	$—	$29,798	$—	$—	$(1,472)	262,703
Buildings	54,288,225	1,111	8,901,910	(30,957)	2,709	76,924	63,239,922
Machinery and equipment	400,579,587	584,690	67,018,215	(255,143)	(156,839)	(105,438)	467,665,072
Office equipment	7,839,303	76,238	1,232,781	(350,147)	(2,362)	939	8,796,752
Leased asset	96,592	—	31,429	—	—	7,097	135,118

	463,038,084	$662,039	$77,214,133	$(636,247)	$(156,492)	$(21,950)	540,099,567

Advance payments and construction in progress	12,607,551	$480,580	$8,474,380	$—	$288,805	$16,851	21,868,167

Net	$254,094,190						$260,252,187

The Company entered into agreements to lease buildings that qualify as capital leases. The terms of the leases ranged from December 2003 to December 2013. The future minimum lease payments as of December 31, 2008 is NT$803,603 thousand.

13.	DEFERRED CHARGES, NET

	Year Ended December 31, 2008
	Balance,					Effect of	Balance,
	Beginning of					Exchange	Ending of
	Year	Addition	Amortization	Disposals	Reclassification	Rate Changes	Year

Technology license fee	$5,819,148	$9,256	$(1,691,242)	$—	$—	$(11,950)	$4,125,212
Software and system design costs	1,449,603	1,171,163	(806,096)	(14,279)	59	1,381	1,801,831
Patent and others	654,850	754,402	(218,957)	—	—	8,490	1,198,785

	$7,923,601	$1,934,821	$(2,716,295)	$(14,279)	$59	$(2,079)	$7,125,828

	Year Ended December 31, 2007
		Effect of
		Inclusion of
	Balance,	Newly					Effect of	Balance,
	Beginning of	Consolidated					Exchange	Ending of
	Year	Subsidiaries	Addition	Amortization	Disposals	Reclassification	Rate Changes	Year

Technology license fee	$4,132,174	$201,941	$3,515,908	$(1,739,949)	$—	$(296,423)	$5,497	$5,819,148
Software and system design costs	1,669,781	2,778	1,275,329	(929,920)	(321)	(569,648)	1,604	1,449,603
Patent and others	134,960	29,779	311,827	(124,209)	(134)	296,423	6,204	654,850

	$5,936,915	$234,498	$5,103,064	$(2,794,078)	$(455)	$(569,648)	$13,305	$7,923,601

14.	BONDS PAYABLE

	December 31
	2008	2007
Domestic unsecured bonds:
Issued in January 2002 and repayable in 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	$12,500,000	$12,500,000

Current portion	(8,000,000)	—

	$4,500,000	$12,500,000

As of December 31, 2008, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15.	LONG-TERM BANK LOANS

	December 31
	2008	2007
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.56%-3.67% in 2008 and 2.91%-2.99% in 2007	$728,400	$630,000
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 3.62% in 2008 and 5.88% in 2007	658,719	648,941
(Continued)

	December 31
	2008	2007

Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.42%-3.23% in 2008 and 2.39%-3.20% in 2007	$168,750	$456,750
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.42%-3.00% in 2008 and 2.48%-2.85% in 2007	37,828	54,641
Repayable from March 2007 in 12 quarterly installments, annual interest at 2.53%-3.21% in 2008 and 2.79%-3.16% in 2007	32,472	124,944
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.42%-3.00% in 2008 and 2.51%-2.85% in 2007	8,995	44,975
Repayable from February 2005 in 17 quarterly installments, annual interest at 2.56%-3.15% in 2008 and 2.65%-4.53% in 2007	7,710	40,670
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	—	2,088

	1,642,874	2,003,009
Current portion	(222,398)	(280,813)

	$1,420,476	$1,722,196

(Concluded)
Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC-Shanghai as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of December 31, 2008, TSMC Shanghai and XinTec were in compliance with all such financial covenants.

As of December 31, 2008, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2009	$222,398
2010	916,847
2011	212,269
2012	174,816
2013 and thereafter	116,544

$1,642,874

16.	OTHER LONG-TERM PAYABLES

	December 31
	2008	2007

Payables for acquisition of property, plant and equipment (Note 28i)	$8,579,726	$7,908,516
Payables for royalties	2,095,046	5,174,644

	10,674,772	13,083,160
Current portion (classified under accrued expenses and other current liabilities)	(1,126,546)	(3,673,182)

	$9,548,226	$9,409,978

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of December 31, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2009	$1,126,546
2010	541,320
2011	427,180
2012	—
2013 and thereafter	8,579,726

$10,674,772

17.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Shanghai, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentages of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$779,612 thousand and NT$725,789 thousand for the years ended December 31, 2008 and 2007, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007).

Pension information on the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2008	2007

Service cost	$151,656	$184,275
Interest cost	171,345	156,391
Projected return on plan assets	(68,373)	(51,309)
Amortization	4,461	35,853

Net periodic pension cost	$259,089	$325,210

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2008 and 2007

		2008	2007
Benefit obligation
Vested benefit obligation		$114,930	$120,146
Nonvested benefit obligation		4,182,434	3,479,132

Accumulated benefit obligation		4,297,364	3,599,278
Additional benefits based on future salaries		3,263,413	2,444,451

Projected benefit obligation		7,560,777	6,043,729
Fair value of plan assets		(2,487,577)	(2,238,997)

Funded status		5,073,200	3,804,732
Unrecognized net transition obligation		(101,326)	(109,873)
Prior service cost		169,216	—
Unrecognized net loss		(1,439,506)	(41,995)

Accrued pension cost		$3,701,584	$3,652,864

Vested benefit		$126,259	$120,146

c.	Actuarial assumptions at December 31, 2008 and 2007

Discount rate used in determining present values		2.00%-2.50%	2.75%-3.00%
Future salary increase rate		2.00%-3.00%	2.00%-3.00%
Expected rate of return on plan assets		2.25%-2.50%	2.50%-3.00%

d.	Contributions to the Funds for the year	$206,873	$209,423

e.	Payments from the Funds for the year	$28,990	$15,003

18.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Years Ended December 31
	2008	2007

Income tax expense based on “income before income tax” at statutory rates	$27,970,388	$30,829,431
The effect of the following:
Tax-exempt income	(9,670,500)	(7,668,367)
Temporary and permanent differences	2,122,899	(150,946)
Others	44,073	—
Additional tax at 10% on unappropriated earnings	13,926	2,710,909
Net operating loss carryforwards used	(205,234)	(814,120)
Income tax credits used	(11,109,313)	(13,899,628)

Income tax currently payable	$9,166,239	$11,007,279

b.	Income tax expense consisted of the following:

	Years Ended December 31
	2008	2007

Income tax currently payable	$9,166,239	$11,007,279
Other income tax adjustments	(502,668)	(240,779)
Net change in deferred income tax assets
Investment tax credits	1,060,599	5,122,450
Temporary differences	(2,129,121)	(800,374)
Net operating loss carryforwards	411,368	841,502
Valuation allowance	2,942,592	(4,220,452)

Income tax expense	$10,949,009	$11,709,626

c.	Net deferred income tax assets consisted of the following:

	December 31
	2008	2007
Current deferred income tax assets
Investment tax credits	$2,885,762	$5,372,761
Temporary differences	1,556,474	674,154
Valuation allowance	(472,906)	(474,581)

	$3,969,330	$5,572,334

Noncurrent deferred income tax assets
Investment tax credits	$11,311,852	$9,885,452
Temporary differences	(1,628,279)	(2,848,052)
Net operating loss carryforwards	3,588,968	3,963,123
Valuation allowance	(6,635,668)	(3,687,240)

	$6,636,873	$7,313,283

As of December 31, 2008, the net operating loss carryforwards generated by WaferTech, TSMC Development, TSMC Technology and Mutual-Pak would expire on various dates through 2026.
d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of December 31, 2008 and 2007 was NT$521,634 thousand and NT$3,012,848 thousand, respectively.

The estimated creditable ratio for distribution of TSMC’s earnings of 2008 and 2007 was 0.51% and 9.83%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2008, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$22,242	$—	2008
		233,915	5,921	2009
		6,178,371	114,761	2010
		4,664,206	4,664,206	2011
		2,664,162	2,664,162	2012

		$13,762,896	$7,449,050

Statute for Upgrading Industries	Research and development expenditures	$1,009,834	$—	2008
		1,173,395	—	2009
		3,263,421	673,789	2010
		2,825,115	2,825,115	2011
		3,188,670	3,188,670	2012

		$11,460,435	$6,687,574

Statute for Upgrading Industries	Personnel training expenditures	$21,998	$—	2009
		23,791	23,183	2010
		37,021	37,021	2011
		786	786	2012

		$83,596	$60,990

g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax for a five-year period:

Tax-Exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
Construction of Fab 14 — Module B and expansion of Fab 12 and others	2008 to 2012
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2006.

19.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary and bonus	$19,574,249	$15,654,567	$35,228,816
Labor and health insurance	766,952	489,601	1,256,553
Pension	634,730	403,962	1,038,692
Meal	474,048	188,407	662,455
Welfare	640,817	273,055	913,872
Others	262,144	171,631	433,775

	$22,352,940	$17,181,223	$39,534,163

Depreciation	$74,703,223	$4,033,588	$78,736,811

Amortization	$1,837,540	$878,755	$2,716,295

	Year Ended December 31, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,990,153	$7,562,966	$19,553,119
Labor and health insurance	685,922	416,131	1,102,053
Pension	646,999	404,128	1,051,127
Meal	463,453	180,474	643,927
Welfare	249,133	266,412	515,545
Others	176,192	226,747	402,939

	$14,211,852	$9,056,858	$23,268,710

Depreciation	$73,070,781	$4,100,533	$77,171,314

Amortization	$1,849,917	$943,064	$2,792,981

20.	SHAREHOLDERS’ EQUITY
As of December 31, 2008, 1,092,053 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investment may not be used for any purpose.

Capital surplus consisted of the following:

	December 31
	2008	2007

From merger	$22,805,390	$24,003,546
Additional paid-in capital	17,962,468	19,526,492
From convertible bonds	8,893,190	9,360,424
From long-term investments	214,152	351,215
Donations	55	55
From treasury stock transactions	—	490,950

	$49,875,255	$53,732,682

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subjected to shareholders’ approval in the following year.

For the year ended December 31, 2008, TSMC has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in TSMC’s shareholders’ meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

TSMC’s shareholders meetings held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008 and February 6, 2007, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of TSMC’s total outstanding common shares as of December 31, 2007 and 2006, respectively.

As of January 17, 2009, the Board of Directors has not resolved the appropriation for earnings of 2008.

The information about the appropriations of bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

21.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, consisting of the TSMC 2004 Plan, TSMC 2003 Plan, and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of December 31, 2008.

Information about TSMC’s outstanding options for the years ended December 31, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2008

Balance, beginning of year	41,875	$35.6
Options granted	767	35.2
Options exercised	(6,027)	37.7
Options canceled	(381)	46.5

Balance, end of year	36,234	35.3

Year ended December 31, 2007

Balance, beginning of year	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,988)	39.8
Options canceled	(1,045)	45.9

Balance, end of year	41,875	37.4

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings by TSMC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2008, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	25,633	4.15	$31.0	25,633	$31.0
38.2- 50.4	10,601	5.89	45.8	8,669	45.5

	36,234		35.3	34,302	34.6

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan, and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006, and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans are valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding options for the years ended December 31, 2008 and 2007 was as follows:

		Weighted-
		average
		Exercise
	Number of	Prices
	Options	(NT$)
Year ended December 31, 2008

Balance, beginning of year	7,598	$60.3
Options granted	284	14.8
Options exercised	(2,115)	14.0
Options canceled	(210)	168.4

Balance, end of year	5,557	66.6

Year ended December 31, 2007

Balance, beginning of year	7,342	$14.0
Options granted	2,053	183.6
Options exercised	(1,563)	10.2
Options canceled	(234)	13.5

Balance, end of year	7,598	60.3

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of December 31, 2008, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of		Remaining	Exercise		Exercise
Exercise	Number of	Contractual	Price	Number of	Price
Price (NT$)	Options	Life (Years)	(NT$)	Options	(NT$)

$8.9-$10.5	1,450	2.75	$9.2	343	$9.9
16.4	2,361	2.67	16.4	528	16.4
182.0	1,746	5.00	182.0	—	—

	5,557		66.6	871	13.9

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec’s outstanding options for the years ended December 31, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2008

Balance, beginning of year	9,642	$15.1
Options exercised	(728)	12.4
Options canceled	(1,472)	15.5

Balance, end of year	7,442	14.8

Year ended December 31, 2007

Balance, beginning of year	4,968	$13.0
Options granted	5,555	17.3
Options canceled	(881)	14.1

Balance, end of year	9,642	15.1

The exercise prices have been adjusted to reflect the appropriation of earnings by XinTec in accordance with the plans.

As of December 31, 2008, information about XinTec’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$12.4-$14.3	4,050	7.90	$12.7	1,425	$12.4
15.4- 19.4	3,392	8.73	17.4	—	—

	7,442		14.8	1,425	12.4

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the years ended December 31, 2008 and 2007 would have been as follows:

		2008	2007
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	0.00%-0.60%
	Expected volatility	22.65%-45.47%	22.65%-45.47%
	Risk free interest rate	2.12%-2.56%	2.12%-2.56%
	Expected life	3-6 years	3-6 years

XinTec	Expected dividend yield	0.80%	0.80%
	Expected volatility	31.79%-47.42%	31.79%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-2.45%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$99,933,168	$109,177,093
Pro forma		100,037,622	109,054,923

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$3.86	$4.06
Pro forma basic EPS		3.86	4.06
Diluted EPS as reported		3.83	4.06
Pro forma diluted EPS		3.83	4.06

22.	TREASURY STOCK

	(Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Year ended December 31, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,295,549	—

	834,096	495,549	171	1,329,816	—

Year ended December 31, 2007

Parent company stock held by subsidiaries	33,926	—	170	—	34,096
Repurchase under share buyback plan	—	800,000	—	—	800,000

	33,926	800,000	170	—	834,096

As of December 31, 2007, the book value of the treasury stock was NT$49,385,032 thousand; the market value was NT$51,713,947 thousand. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in February 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in August 2008.

TSMC held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. TSMC had repurchased 278,875 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired in November 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired on August 2008.

23.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$110,847,835	$99,933,168	25,909,643	$4.28	$3.86

Effect of dilutive potential common shares
Bonus to employees	—	—	181,943
Stock options	—	—	15,090

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$110,847,835	$99,933,168	26,106,676	$4.25	$3.83

Year ended December 31, 2007

Basic EPS
Earnings attributable to shareholders of the parent	$120,890,678	$109,177,093	26,870,684	$4.50	$4.06

Effect of dilutive potential common shares
Stock options	—	—	21,652

Diluted EPS
Earnings attributable to shareholders of the parent (including effect of dilutive potential common shares)	$120,890,678	$109,177,093	26,892,336	$4.50	$4.06

As discussed in Note 3, effective January 1, 2008, the Company adopted Interpretation 2007-052 that requires companies to record bonuses paid to employees as an expense rather than as an appropriation of earnings. If the Company may settle the obligation by cash, by issuing share, or in combination of both cash and shares, potential shares from bonus to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price (after consideration of the dilutive effect of dividends) of the common shares on the balance sheet date. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused both of the basic and diluted after income tax EPS for the year ended December 31, 2007 to decrease from NT$4.14 to NT$4.06.

24.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	December 31
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$55,730	$55,730	$1,632,387	$1,632,387
Available-for-sale financial assets	12,931,373	12,931,373	68,089,059	68,089,059
Held-to-maturity financial assets	21,308,251	21,457,008	20,224,672	20,192,188

Liabilities

Financial liabilities at fair value through profit or loss	85,187	85,187	249,313	249,313
Bonds payable (including current portion)	12,500,000	12,612,423	12,500,000	12,669,987
Long-term bank loans (including current portion)	1,642,874	1,642,874	2,003,009	2,003,009
Other long-term payables (including current portion)	10,674,772	10,674,772	13,083,160	13,083,160
Obligations under capital leases	722,339	722,339	652,296	652,296
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables, and payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present value of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value of derivatives contracts which were outstanding as of December 31, 2008 and 2007 estimated using valuation techniques were recognized as valuation losses of NT$42,715 thousand and NT$207,114 thousand, respectively.

d.	As of December 31, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$34,002,159 thousand and NT$87,450,676 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$12,585,187 thousand and NT$12,749,313 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$7,171,120 thousand, respectively, and financial liabilities exposed to cash flow interest rate risk were NT$1,642,874 thousand and NT$2,000,921 thousand, respectively.

e.	Movements of the unrealized gain/loss on financial instruments for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31, 2008
	From Available- for-sale Financial Assets	From Available- for-sale Financial Assets Held by Investees	Total

Balance, beginning of year	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	738,569	(142,088)	596,481
Removed from shareholders’ equity and recognized in earnings	(1,564,820)	—	(1,564,820)

Balance, end of year	$(198,413)	$(88,929)	$(287,342)

	Year Ended December 31, 2007
	From Available- for-sale Financial Assets	From Available- for-sale Financial Assets Held by Investees	Total

Balance, beginning of year	$386,017	$175,598	$561,615
Recognized directly in shareholders’ equity	849,823	(122,439)	727,384
Removed from shareholders’ equity and recognized in earnings	(608,002)	—	(608,002)

Balance, end of year	$627,838	$53,159	$680,997

f.	Information about financial risk
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to recent turmoil in the global financial market, the Company evaluated its financial assets and determined that certain impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoil in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

25.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

c.	Others

Related parties over which the Company exercises significant influence but with which the Company had no material transactions.

	2008		2007
	Amount	%	Amount	%
For the year

Sales
VIS	$80,067	—	$59,163	—
VisEra	30,821	—	739,879	—
SSMC	1,869	—	2,928	—

	$112,757	—	$801,970	—

Purchases
SSMC	$4,441,795	2	$5,468,410	3
VIS	3,260,160	2	4,208,207	2
VisEra	594	—	594	—

	$7,702,549	4	$9,677,211	5

Manufacturing expenses
VisEra	$133,051	—	$63,933	—
VIS	—	—	366	—

	$133,051	—	$64,299	—

Research and development expenses
VisEra	$518	—	$43,056	—

	2008		2007
	Amount	%	Amount	%
Non-operating income and gains
VIS (primarily technical service income; see Note 28f)	$296,250	3	$346,260	3
SSMC (primarily technical service income; see Note 28e)	244,865	2	290,586	2
VisEra	101,605	1	321,819	3

	$642,720	6	$958,665	8

As of December 31

Receivables
VisEra	$407	100	$10,885	100

Other receivables
SSMC	$56,949	57	$84,778	35
VIS	42,969	43	118,749	49
VisEra	—	—	40,093	16

	$99,918	100	$243,620	100

Payables
VIS	$317,890	65	$839,624	56
SSMC	162,807	33	655,029	44
VisEra	9,160	2	8,723	—

	$489,857	100	$1,503,376	100

Deferred credits
VisEra	$—	—	$62,175	5

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TSMC deferred the net gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

Compensation of directors and management personnel:

	Years Ended December 31
	2008	2007

Salaries, incentives and special compensation	$352,227	$275,219
Bonus	705,376	1,096,233

	$1,057,603	$1,371,452

The information about the compensation of directors and management personnel is available in the annual report for the shareholders’ meeting. Total compensation expense for the year ended December 31, 2008 includes estimated bonuses to employees and directors of the Company that relate to 2008 but will be paid in the following year. The actual amount will be finalized and approved upon the resolution of the shareholders’ meeting in 2009. The total compensation for the year ended December 31, 2007 included the bonuses appropriated from earnings of 2007 which was approved by the shareholders’ meeting held in 2008.

26.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for long-term bank loans and land lease agreements, which were as follows:

	December 31
	2008	2007

Other financial assets	$33,377	$48,929
Property, plant and equipment, net	4,032,571	5,733,263

	$4,065,948	$5,782,192

27.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2009 to December 2028 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2009 and 2018 and can be renewed upon expiration.

As of December 31, 2008, future lease payments were as follows:

Year	Amount

2009	$556,596
2010	489,115
2011	430,132
2012	420,978
2013 and thereafter	3,009,030

$4,905,851

28.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of December 31, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2008, TSMC had a total of US$43,421 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions

f.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of December 31, 2008, SMIC had paid US$120 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment has been vacated and the claims asserted by UniRAM are fully and finally settled. As of December 31, 2008, TSMC had accounted for the result of the settlement in accordance with the aforementioned settlement agreement.

i.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC Shanghai is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC Shanghai since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,579,726 thousand and NT$7,908,516 thousand as of December 31, 2008 and 2007, respectively, which is included in other long-term payables on the Company’s consolidated balance sheets.

29.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

30.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

	North America		Adjustments
	and Others	Taiwan	and Elimination	Consolidated
2008

Sales to other than consolidated entities	$193,727,539	$139,430,121	$—	$333,157,660
Sales among consolidated entities	16,280,818	194,731,514	(211,012,332)	—

Total sales	$210,008,357	$334,161,635	$(211,012,332)	$333,157,660

Gross profit	$2,114,127	$140,540,236	$(904,802)	$141,749,561

Operating expenses				(37,314,193)
Non-operating income and gains				10,821,449
Non-operating expenses and losses				(3,784,571)

Income before income tax				$111,472,246

Identifiable assets	$122,781,555	$425,545,212	$(29,391,693)	$518,935,074

Long-term investments				39,981,515

Total assets				$558,916,589

2007

Sales to other than consolidated entities	$193,066,238	$129,564,358	$—	$322,630,596
Sales among consolidated entities	18,084,068	194,035,526	(212,119,594)	—

Total sales	$211,150,306	$323,599,884	$(212,119,594)	$322,630,596

Gross profit	$3,895,144	$139,227,508	$(772,441)	$142,350,211

Operating expenses				(30,628,304)
Non-operating income and gains				11,933,803
Non-operating expenses and losses				(2,013,684)

Income before income tax				$121,642,026

Identifiable assets	$145,483,411	$439,675,938	$(50,755,448)	$534,403,901

Long-term investments				36,461,325

Total assets				$570,865,226

c.	Export sales

	Years Ended December 31
Area	2008	2007

Asia	$55,383,901	$40,609,413
Europe and others	41,890,123	34,518,668

	$97,274,024	$75,128,081

The export sales information is based on the amounts billed to customers within the areas.
d.	Major customers representing at least 10% of gross sales

	Years Ended December 31
	2008		2007
	Amount	%	Amount	%

Customer A	$46,523,059	14	$37,731,028	11

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				December 31, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Corporate bond
	Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	—	$2,032,658	N/A	$2,032,658
	Taiwan Power Company	—	Held-to-maturity financial assets	—	4,209,629	N/A	4,215,260
	Formosa Petrochemical Corporation	—	²	—	3,554,908	N/A	3,540,418
	Nan Ya Plastics Corporation	—	²	—	3,487,804	N/A	3,512,202
	Formosa Plastic Corporation	—	²	—	2,385,285	N/A	2,391,955
	CPC Corporation, Taiwan	—	²	—	1,000,124	N/A	999,740
	China Steel Corporation	—	²	—	1,000,000	N/A	990,897
	Shanghai Commercial & Saving Bank	—	²	—	299,092	N/A	298,988
	Formosa Chemicals & Fiber Corporation	—	²	—	199,910	N/A	199,890

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	873,237	N/A	875,103
	European Investment Bank Bonds	—	²	—	383,387	N/A	400,000
	2004 Government Bond Series B	—	²	—	249,948	N/A	250,280

	Stocks
	TSMC Global	Subsidiary	Investments accounted for using equity method	1	45,756,519	100	45,756,519
	TSMC International	Subsidiary	²	987,968	29,637,057	100	29,637,057
	VIS	Investee accounted for using equity method	²	628,223	9,787,275	37	4,680,265
	SSMC	Investee accounted for using equity method	²	314	6,808,192	39	6,036,045
	TSMC Partners	Subsidiary	²	300	3,730,913	100	3,730,913
	TSMC North America	Subsidiary	²	11,000	2,435,666	100	2,435,666
	XinTec	Investee with a controlling financial interest	²	92,620	1,506,384	42	1,443,752
	GUC	Investee with a controlling financial interest	²	44,904	950,263	36	5,208,842
	TSMC Japan	Subsidiary	²	6	137,617	100	137,617
	TSMC Europe	Subsidiary	²	—	124,594	100	124,594
	TSMC Korea	Subsidiary	²	80	15,117	100	15,117
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	292,902
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	²	10,500	105,000	7	384,157
	W.K. Technology Fund IV	—	²	4,000	40,000	2	38,479
	Hontung Venture Capital Co., Ltd.	—	²	2,633	18,925	10	18,816

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	103,992	12	103,992
	Crimson Asia Capital	—	²	—	58,001	1	58,001

	Capital
	TSMC Shanghai	Subsidiary	Investments accounted for using equity method	—	6,267,128	100	6,269,794
	VTAF III	Subsidiary	²	—	1,305,605	98	1,291,057
	VTAF II	Subsidiary	²	—	975,367	98	970,912
	Emerging Alliance	Subsidiary	²	—	433,481	99	433,481
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	—	Held-to-maturity financial assets	—	US$	20,791	N/A	US$	20,671
	General Elec Cap Corp. Mtn	—	²	—	US$	20,294	N/A	US$	20,050

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	1	US$	690,095	100	US$	690,095
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Subsidiary	²	32,289	US$	25,586	97	US$	25,586
	TSMC Technology	Subsidiary	²	1	US$	8,408	100	US$	8,408
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,680	US$	6,529	97	US$	6,529

TSMC Development	Corporate bond
	GE Capital Corp.	—	Held-to-maturity financial assets	—	US$	20,447	N/A	US$	20,050

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	293,637	US$	204,558	100	US$	204,558

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	69,298	49	US$	69,298
	TSMC Canada	Subsidiary	²	2,300	US$	2,570	100	US$	2,570

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	203	US$	54	—	US$	54
	RichWave Technology Corp.	—	²	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,800	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Miradia, Inc.	—	²	3,040	US$	1,000	2	US$	1,000
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
	Optimal Corporation	—	²	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	4,439	US$	1,083	2	US$	1,083
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8		—

VTAF II	Common stock
	Sentelic	—	Financial assets carried at cost	1,200	US$	2,040	15	US$	2,040
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	²	1,265	US$	660	5	US$	660

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	²	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	²	5,046	US$	2,481	5	US$	2,481
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Beceem Communications	—	Financial assets carried at cost	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Next IO, Inc.	—	²	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	²	5,232	US$	2,790	18	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	²	1,167	US$	569	2	US$	569
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,705	51	US$	1,705
	Acionn Technology Corporation	Investee accounted for using equity method	²	4,500	US$	1,052	44	US$	1,052
	Auramicro, Inc.	—	Financial assets carried at cost	3,816	US$	1,145	20	US$	1,145
	InvenSence, Inc.	—	²	816	US$	1,000	1	US$	1,000

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	²	21,708	US$	4,568	18	US$	4,568
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	—	²	1,600	US$	800	11	US$	800
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
	Neoconix, Inc.	—	²	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	100	100	US$	100
	VTA Holdings	Subsidiary	²	—		—	68		—

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	10	US$	25	—	US$	25

ISDF	Common stock
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,250	6	US$	2,250
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	290	1	US$	290
	NanoAmp Solutions, Inc.	—	²	541	US$	541	2	US$	541
	Sonics, Inc.	—	²	230	US$	1,843	2	US$	1,843
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	101	US$	403	—	US$	403
	Rich Tek Technology Corp.	—	Available-for-sale financial assets	288	US$	1,148	—	US$	1,148
	Ralink Technology (Taiwan), Inc.	—	²	1,512	US$	3,232	1	US$	3,232
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	305	5	US$	305
	Sonics, Inc.	—	²	278	US$	1,597	3	US$	1,597
	Epic Communication, Inc.	—	²	191	US$	23	1	US$	23
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	2,088	US$	545	12	US$	545
	Trendchip Technologies Corp.	—	²	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	1,888	5	US$	1,888
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	19	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	878	8	US$	878
	FangTek, Inc.	—	²	7,064	US$	3,428	16	US$	3,428
	Kilopass Technology, Inc.	—	²	3,887	US$	1,746	5	US$	1,746
	NanoAmp Solutions, Inc.	—	²	375	US$	375	1	US$	375
	Sonics, Inc.	—	²	264	US$	1,517	3	US$	1,517

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	800		$34,019	100		$34,019
	GUC-Japan	Subsidiary	²	1		11,854	100		11,854
	GUC-Europe	Subsidiary	²	—		2,563	100		2,563

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3		—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	75	N/A	US$	75
	Fed Hm Ln Pc Pool 1b2566	—	²	—	US$	118	N/A	US$	118
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	145	N/A	US$	145
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	195	N/A	US$	195
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	282	N/A	US$	282
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	193	N/A	US$	193
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	246	N/A	US$	246
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,302	N/A	US$	2,302
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	243	N/A	US$	243
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	289	N/A	US$	289
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	119	N/A	US$	119
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	3,285	N/A	US$	3,285
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	2,979	N/A	US$	2,979
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,152	N/A	US$	2,152
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,614	N/A	US$	1,614
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	481	N/A	US$	481
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	2,841	N/A	US$	2,841
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	198	N/A	US$	198
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	390	N/A	US$	390
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	443	N/A	US$	443
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fed Hm Ln Pc Pool 783026	—	Available-for-sale financial assets	—	US$	239	N/A	US$	239
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	5,501	N/A	US$	5,501
	Fed Hm Ln Pc Pool E01492	—	²	—	US$	1,544	N/A	US$	1,544
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,152	N/A	US$	1,152
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	911	N/A	US$	911
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,526	N/A	US$	2,526
	Federal Home Ln Mtg Corp.	—	²	—	US$	348	N/A	US$	348
	Federal Home Ln Mtg Corp.	—	²	—	US$	187	N/A	US$	187
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,108	N/A	US$	3,108
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,603	N/A	US$	1,603
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,727	N/A	US$	1,727
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,185	N/A	US$	1,185
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,782	N/A	US$	2,782
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,383	N/A	US$	1,383
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,358	N/A	US$	2,358
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,233	N/A	US$	2,233
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,880	N/A	US$	2,880
	Federal National Mort Assoc	—	²	—	US$	2,049	N/A	US$	2,049
	Federal National Mortgage Asso	—	²	—	US$	2,879	N/A	US$	2,879
	Federal Natl Mtg Assn	—	²	—	US$	1,328	N/A	US$	1,328
	Federal Natl Mtg Assn	—	²	—	US$	1,315	N/A	US$	1,315
	Federal Natl Mtg Assn	—	²	—	US$	1,372	N/A	US$	1,372
	Federal Natl Mtg Assn	—	²	—	US$	2,868	N/A	US$	2,868
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,298	N/A	US$	1,298
	Fnma Pool 255883	—	²	—	US$	2,724	N/A	US$	2,724
	Fnma Pool 257245	—	²	—	US$	3,513	N/A	US$	3,513
	Fnma Pool 555549	—	²	—	US$	1,184	N/A	US$	1,184
	Fnma Pool 555715	—	²	—	US$	142	N/A	US$	142
	Fnma Pool 632399	—	²	—	US$	337	N/A	US$	337
	Fnma Pool 662401	—	²	—	US$	451	N/A	US$	451
	Fnma Pool 667766	—	²	—	US$	1,068	N/A	US$	1,068
	Fnma Pool 680932	—	²	—	US$	952	N/A	US$	952
	Fnma Pool 681393	—	²	—	US$	2,045	N/A	US$	2,045
	Fnma Pool 685116	—	²	—	US$	489	N/A	US$	489
	Fnma Pool 691283	—	²	—	US$	3,039	N/A	US$	3,039
	Fnma Pool 694287	—	²	—	US$	17	N/A	US$	17
	Fnma Pool 703711	—	²	—	US$	402	N/A	US$	402
	Fnma Pool 725095	—	²	—	US$	865	N/A	US$	865
	Fnma Pool 730033	—	²	—	US$	138	N/A	US$	138
	Fnma Pool 740934	—	²	—	US$	889	N/A	US$	889
	Fnma Pool 742232	—	²	—	US$	13	N/A	US$	13
	Fnma Pool 750798	—	²	—	US$	18	N/A	US$	18
	Fnma Pool 773246	—	²	—	US$	183	N/A	US$	183
	Fnma Pool 793932	—	²	—	US$	367	N/A	US$	367
	Fnma Pool 794040	—	²	—	US$	579	N/A	US$	579
	Fnma Pool 795548	—	²	—	US$	133	N/A	US$	133
	Fnma Pool 799664	—	²	—	US$	77	N/A	US$	77
	Fnma Pool 799868	—	²	—	US$	26	N/A	US$	26
	Fnma Pool 804764	—	²	—	US$	303	N/A	US$	303
	Fnma Pool 804852	—	²	—	US$	264	N/A	US$	264
	Fnma Pool 804962	—	²	—	US$	323	N/A	US$	323
	Fnma Pool 805163	—	²	—	US$	347	N/A	US$	347
	Fnma Pool 806642	—	²	—	US$	457	N/A	US$	457
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Fnma Pool 806721	—	Available-for-sale financial assets	—	US$	548	N/A	US$	548
	Fnma Pool 814418	—	²	—	US$	297	N/A	US$	297
	Fnma Pool 815626	—	²	—	US$	1,833	N/A	US$	1,833
	Fnma Pool 819423	—	²	—	US$	453	N/A	US$	453
	Fnma Pool 821129	—	²	—	US$	430	N/A	US$	430
	Fnma Pool 888499	—	²	—	US$	1,588	N/A	US$	1,588
	Fnma Pool 888502	—	²	—	US$	204	N/A	US$	204
	Fnma Pool 888507	—	²	—	US$	783	N/A	US$	783
	Fnma Pool 888515	—	²	—	US$	847	N/A	US$	847
	Fnma Pool 888519	—	²	—	US$	99	N/A	US$	99
	Fnma Pool 888527	—	²	—	US$	57	N/A	US$	57
	Fnma Pool 888738	—	²	—	US$	3,776	N/A	US$	3,776
	Fnma Pool 888793	—	²	—	US$	4,242	N/A	US$	4,242
	Fnma Pool 900296	—	²	—	US$	2,415	N/A	US$	2,415
	Gnma Ii Pool 081150	—	²	—	US$	331	N/A	US$	331
	Gnma Ii Pool 081153	—	²	—	US$	1,030	N/A	US$	1,030
	Gnma Pool 646061	—	²	—	US$	2,468	N/A	US$	2,468
	Government Natl Mtg Assn Gtd	—	²	—	US$	1,861	N/A	US$	1,861
	Fed Home Ln Bank	—	²	—	US$	5,305	N/A	US$	5,305
	Federal Farm Cr Bks	—	²	—	US$	3,610	N/A	US$	3,610
	Federal Farm Credit Bank	—	²	—	US$	3,433	N/A	US$	3,433
	Federal Home Ln Bks	—	²	—	US$	3,854	N/A	US$	3,854
	Federal Home Ln Bks	—	²	—	US$	5,320	N/A	US$	5,320
	Federal Home Ln Bks	—	²	—	US$	4,148	N/A	US$	4,148
	Federal Home Ln Mtg	—	²	—	US$	5,340	N/A	US$	5,340
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,428	N/A	US$	3,428
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,560	N/A	US$	3,560
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,743	N/A	US$	3,743
	Federal Home Loan Bank	—	²	—	US$	4,710	N/A	US$	4,710
	Federal Natl Mtg Assn	—	²	—	US$	4,134	N/A	US$	4,134
	Federal Natl Mtg Assn	—	²	—	US$	3,713	N/A	US$	3,713
	Federal Natl Mtg Assn	—	²	—	US$	4,169	N/A	US$	4,169
	Federal Natl Mtg Assn	—	²	—	US$	3,809	N/A	US$	3,809
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,108	N/A	US$	3,108

	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	—	Available-for-sale financial assets	—	US$	4,584	N/A	US$	4,584
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	2,066	N/A	US$	2,066
	Bear Stearns Adjustable Rate	—	²	—	US$	60	N/A	US$	60
	Bear Stearns Arm Tr	—	²	—	US$	1,909	N/A	US$	1,909
	Bear Stearns Arm Tr	—	²	—	US$	1,160	N/A	US$	1,160
	Bear Stearns Arm Tr	—	²	—	US$	129	N/A	US$	129
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	96	N/A	US$	96
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	2,690	N/A	US$	2,690
	Cbass Tr	—	²	—	US$	709	N/A	US$	709
	Chase Mtg Fin Tr	—	²	—	US$	576	N/A	US$	576
	Chase Mtg Fin Tr	—	²	—	US$	1,171	N/A	US$	1,171
	Chase Mtg Fin Tr	—	²	—	US$	1,704	N/A	US$	1,704
	Chase Mtge Finance Corp.	—	²	—	US$	865	N/A	US$	865
	Cit Equip Coll Tr	—	²	—	US$	3,884	N/A	US$	3,884
	Credit Suisse First Boston Mtg	—	²	—	US$	439	N/A	US$	439
	Credit Suisse First Boston Mtg	—	²	—	US$	1,513	N/A	US$	1,513
	Credit Suisse First Boston Mtg	—	²	—	US$	4,349	N/A	US$	4,349
(Continued)

				December 31, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	First Franklin Mtg Ln Tr	—	Available-for-sale financial assets	—	US$	413	N/A	US$	413
	First Horizon	—	²	—	US$	29	N/A	US$	29
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	1,051	N/A	US$	1,051
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	4,715	N/A	US$	4,715
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,019	N/A	US$	2,019
	Gs Mtg Secs Corp.	—	²	—	US$	991	N/A	US$	991
	Home Equity Mortgage Trust	—	²	—	US$	1,237	N/A	US$	1,237
	Home Equity Mtg Tr 2006 4	—	²	—	US$	485	N/A	US$	485
	JP Morgan Mtg Tr	—	²	—	US$	588	N/A	US$	588
	JP Morgan Mtg Tr	—	²	—	US$	630	N/A	US$	630
	JP Morgan Mtg Tr	—	²	—	US$	559	N/A	US$	559
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,495	N/A	US$	3,495
	Nomura Asset Accep Corp.	—	²	—	US$	660	N/A	US$	660
	Residential Asset Mtg Prods	—	²	—	US$	1,515	N/A	US$	1,515
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,074	N/A	US$	1,074
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,331	N/A	US$	2,331
	Sequoia Mtg Tr	—	²	—	US$	288	N/A	US$	288
	Sequoia Mtg Tr	—	²	—	US$	158	N/A	US$	158
	Sequoia Mtg Tr	—	²	—	US$	147	N/A	US$	147
	Terwin Mtg Tr	—	²	—	US$	1,041	N/A	US$	1,041
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	3,163	N/A	US$	3,163
	Wamu Mtg	—	²	—	US$	2,925	N/A	US$	2,925
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	114	N/A	US$	114
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	1,521	N/A	US$	1,521
	Washington Mut Mtg Secs Corp.	—	²	—	US$	1,641	N/A	US$	1,641
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,405	N/A	US$	2,405
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,632	N/A	US$	2,632
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,391	N/A	US$	2,391
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	845	N/A	US$	845
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	2,088	N/A	US$	2,088

	Corporate bonds
	American Gen Fin Corp. Mtn	—	Available-for-sale financial assets	—	US$	1,156	N/A	US$	1,156
	Chase Manhattan Corp. New	—	²	—	US$	1,505	N/A	US$	1,505
	Chase Manhattan Corp. New	—	²	—	US$	2,066	N/A	US$	2,066
	Chase Manhattan Corp. New	—	²	—	US$	3,353	N/A	US$	3,353
	Credit Suisse First Boston USA	—	²	—	US$	347	N/A	US$	347
	Deutsche Bank Ag London	—	²	—	US$	3,013	N/A	US$	3,013
	Fleet Boston Corp.	—	²	—	US$	2,589	N/A	US$	2,589
	General Elec Cap Corp. Mtn	—	²	—	US$	2,988	N/A	US$	2,988
	General Elec Cap Corp. Mtn	—	²	—	US$	673	N/A	US$	673
	Goldman Sachs Group	—	²	—	US$	2,029	N/A	US$	2,029
	JP Morgan Chase	—	²	—	US$	1,994	N/A	US$	1,994
	Mellon Fdg Corp.	—	²	—	US$	2,669	N/A	US$	2,669
	Morgan Stanley	—	²	—	US$	4,552	N/A	US$	4,552
	U S Bancorp Mtn Bk Ent	—	²	—	US$	1,369	N/A	US$	1,369
	Wachovia Corp. New	—	²	—	US$	3,135	N/A	US$	3,135
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,493	N/A	US$	4,493

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	30,435	N/A	US$	30,435

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	10,374	N/A	US$	10,374
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note 2)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or	Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)

TSMC	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	6,257	$1,058,000	18,496	$3,119,140	$3,047,038	$72,102	—	$—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	129,864	1,775,000	262,861	3,598,480	3,543,862	54,618	—	—
	NITC Taiwan Bond Fund	²	National Investment Trust Co., Ltd.	—	103,016	1,474,856	153,113	2,214,000	256,129	3,703,023	3,656,443	46,580	—	—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	140,522	2,170,000	226,103	3,497,877	3,470,000	27,877	—	—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	77,128	1,208,799	120,183	1,900,000	197,311	3,125,566	3,100,000	25,566	—	—
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	59,049	915,252	45,425	712,000	104,474	1,635,181	1,612,083	23,098	—	—
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	60,839	988,000	115,460	1,877,230	1,842,149	35,081	—	—
	Taishin Lucky Investment Trust Fund	²	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,340	701,524	22,816	—	—
	AIG Taiwan Bond Fund	²	AIG Global Asset Management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	HSBC NTD Money Management Fund	²	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	²	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	IBT Ta-Chong Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—	—	74,771	1,000,000	74,771	1,002,474	1,000,000	2,474	—	—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—	—	187,050	2,400,000	187,050	2,411,016	2,400,000	11,016	—	—
	Capital Income Fund	²	Capital Investment Trust Corporation	—	—	—	228,072	3,480,000	228,072	3,491,264	3,480,000	11,264	—	—

	Government Bond
	2004 Government Bond Series B	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	²	²	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	Sinopac Securities Corp. and several financial institutions	—	—	—	—	249,603	—	—	—	—	—	249,948
	2003 Government Bond Series H	²	²	—	—	400,709	—	299,852	—	—	—	—	—	—

	Corporate bond
	Taiwan Mobile Co., Ltd	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	—	—	2,000,000	—	—	—	—	—	2,032,658

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Formosa Chemicals & Fiber Corporation	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$—	—		$198,914	—		$—		$—		$—	—		$199,910
	Formosa Petrochemical Corporation	²	²	—	—		3,581,667	—		959,827	—		—		—		—	—		3,554,908
	Taiwan Power Company	²	²	—	—		2,630,064	—		3,192,915	—		—		—		—	—		4,209,629
	Formosa Plastic Corporation	²	²	—	—		391,134	—		1,984,471	—		—		—		—	—		2,385,285
	Nan Ya Plastics Corporation	²	²	—	—		1,804,346	—		2,486,383	—		—		—		—	—		3,487,804

	Capital
	VTAF III	Investments accounted for using equity method	—	Subsidiary	—		906,536	—		466,783	—		—		—		—	—		1,305,605

TSMC International	Corporate bond
	General Elec Cap Corp. Mtn	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,864	—		—		—		—	—	US$	20,791
	General Elec Cap Corp. Mtn	²	²	—	—		—	—	US$	20,316	—		—		—		—	—	US$	20,294

TSMC Development	Corporate bond
	GE Capital Corp.	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,478	—		—		—		—	—	US$	20,447

GUC	Open-end mutual funds
	PCA Well Pool Fund	Available-for-sale financial assets	PCA Securities Investment Trust Co., Ltd.	—	—		—	19,654		252,000	19,654		252,536		252,000		536	—		—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	—		—	18,087		271,000	18,087		271,331		271,000		331	—		—
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	—		—	17,430		275,000	17,430		275,390		275,000		390	—		—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	16,096		190,000	16,096		190,077		190,000		77	—		—
	NITC Taiwan Bond Fund	²	National Investment Trust Co., Ltd.	—	—		—	15,575		225,000	15,575		225,206		225,000		206	—		—
	IBT 1699 Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—		—	13,383		170,000	13,383		170,333		170,000		333	—		—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	—		—	13,262		205,000	13,262		205,393		205,000		393	—		—
	IBT Ta-Chong Bond Fund	²	IBT Asset Magement Co., Ltd.	—	—		—	11,631		155,000	11,631		155,255		155,000		255	—		—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	—		—	12,602		172,000	12,602		172,353		172,000		353	—		—
	Mega Diamond Bond Fund	²	Mega International Investment Trust Co., Ltd.	—	—		—	12,484		147,000	12,484		147,117		147,000		117	—		—
	Polaris De-Li Fund	²	Polaris Securities Investment Trust Co., Ltd.	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	NITC Bond Fund	²	National Investment Trust Co., Ltd.	—	—		—	796		135,000	796		135,133		135,000		133	—		—

TSMC Global	Agency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,513
	Federal Home Ln Bks	²	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	²	—	—	—		—	9,000	US$	8,783	9,000	US$	9,162	US$	8,783	US$	379	—		—
	Federal Home Ln Bks	²	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	²	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,854
	Federal Home Ln Bks	²	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	²	—	—	—		—	7,100	US$	7,204	7,100	US$	7,420	US$	7,204	US$	216	—		—

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Federal Home Ln Bks	Available-for-sale financial assets	—	—	—	US$	—	12,100	US$	12,464	8,100	US$	8,399	US$	8,328	US$	71	4,000	US$	4,148
	Federal Home Ln Bks	²	—	—	18,665	US$	19,023	—		—	18,665	US$	19,403	US$	18,951	US$	452	—		—
	Federal Home Ln Bks	²	—	—	21,900	US$	22,342	—		—	21,900	US$	22,473	US$	21,985	US$	488	—		—
	Federal Home Ln Mtg	²	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,340
	Federal Farm Credit Bank	²	—	—	—		—	7,200	US$	7,241	7,200	US$	7,475	US$	7,241	US$	234	—		—
	Federal Farm Credit Bank	²	—	—	—		—	3,375	US$	3,370	—		—		—		—	3,375	US$	3,433
	Federal Home Ln Mtg Corp.	²	—	—	—		—	6,700	US$	6,690	6,700	US$	6,841	US$	6,690	US$	151	—		—
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,428
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,500	US$	3,494	—		—		—		—	3,500	US$	3,560
	Federal Home Ln Mtg Corp.	²	—	—	—		—	7,000	US$	7,572	3,500	US$	3,712	US$	3,786	US$	(74)	3,500	US$	3,743
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,391	US$	3,389	—		—		—		—	3,391	US$	3,108
	Federal Home Ln Mtg Corp.	²	—	—	—		—	3,083	US$	3,170	—		—		—		—	3,083	US$	2,880
	Federal Home Loan Banks	²	—	—	21,000	US$	21,500	—		—	21,000	US$	21,646	US$	21,356	US$	290	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	7,200	US$	7,248	7,200	US$	7,424	US$	7,248	US$	176	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,700	US$	3,700	—		—		—		—	3,700	US$	3,713
	Federal Natl Mtg Assn	²	—	—	—		—	10,000	US$	10,291	6,000	US$	6,138	US$	6,174	US$	(36)	4,000	US$	4,169
	Federal Natl Mtg Assn	²	—	—	5,000	US$	5,169	—		—	5,000	US$	5,196	US$	5,102	US$	94	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,809
	Federal Natl Mtg Assn	²	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	4,134
	Federal Natl Mtg Assoc	²	—	—	—		—	3,450	US$	3,463	3,450	US$	3,450	US$	3,463	US$	(13)	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—
	Gnma Pool 646061	²	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,468

	Corporate issued asset-backed securities
	Capital One Multi Asset Exec	Available-for-sale financial assets	—	—	9,000	US$	9,118	—		—	9,000	US$	8,710	US$	8,998	US$	(288)	—		—
	Capital One Prime Auto Receiva	²	—	—	3,500	US$	3,498	—		—	3,500	US$	3,414	US$	3,500	US$	(86)	—		—
	Daimlerchrysler Auto Tr	²	—	—	4,335	US$	4,337	—		—	4,335	US$	3,596	US$	4,333	US$	(737)	—		—
	Usaa Auto Owner Tr	²	—	—	5,000	US$	4,998	—		—	5,000	US$	4,926	US$	4,999	US$	(73)	—		—
	Wells Fargo Finl Auto Owner Tr	²	—	—	5,000	US$	4,956	—		—	3,658	US$	3,466	US$	3,608	US$	(142)	1,342		—

	Corporate bonds
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	3,150	US$	3,107	—		—	3,150	US$	3,110	US$	3,095	US$	15	—		—
	Burlington Res Inc.	²	—	—	3,250	US$	3,653	—		—	3,250	US$	3,437	US$	3,647	US$	(210)	—		—
	Depfa Acs Bank	²	—	—	20,000	US$	20,402	—		—	20,000	US$	20,409	US$	19,984	US$	425	—		—
	Deutschs Bank Ag London	²	—	—	—		—	2,995	US$	3,041	—		—		—		—	2,995	US$	3,013
	European Invt Bk	²	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	²	—	—	—		—	7,300	US$	7,277	7,300	US$	7,492	US$	7,276	US$	216	—		—
	European Invt Bk	²	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	²	—	—	—		—	7,200	US$	7,182	7,200	US$	7,596	US$	7,182	US$	414	—		—
	General Elec Cap Corp. Mtn	²	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	General Elec Cap Corp. Mtn	²	—	—	3,000	US$	3,047	—		—	3,000	US$	3,070	US$	2,994	US$	76	—		—
	General Re Corp.	²	—	—	3,000	US$	3,263	—		—	3,000	US$	3,060	US$	3,319	US$	(259)	—		—
	Hancock John Global Fdg Ii Mtn	²	—	—	4,750	US$	5,111	—		—	4,750	US$	4,707	US$	5,170	US$	(463)	—		—
	International Business Machs	²	—	—	3,500	US$	3,555	—		—	3,500	US$	3,582	US$	3,496	US$	86	—		—
	Keycorp Mtn Book Entry	²	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	²	—	—	—		—	8,700	US$	8,679	8,700	US$	8,973	US$	8,679	US$	294	—		—
	Massmutual Global Fdg Ii Mtn	²	—	—	3,800	US$	3,737	—		—	3,800	US$	3,668	US$	3,647	US$	21	—		—
	Metropolitan Life Golbal Mtn	²	—	—	3,400	US$	3,366	—		—	3,400	US$	3,409	US$	3,325	US$	84	—		—
	Nationwide Life Global Fdg I	²	—	—	3,500	US$	3,631	—		—	3,500	US$	3,159	US$	3,520	US$	(361)	—		—

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or		Ending Balance (Note 3)
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Protective Life Secd Trs Mtn	Available-for-sale financial assets	—	—	3,500	US$	3,484	—	US$	—	3,500	US$	3,274	US$	3,396	US$	(122)	—		$—
	Sbc Communications Inc.	²	—	—	3,400	US$	3,372	—		—	3,400	US$	3,367	US$	3,309	US$	58	—		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	592,180	US$	592,180	1,035,077	US$	1,035,077	1,596,822	US$	1,596,822	US$	1,596,822	US$	—	30,435	US$	30,435

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—	—		—	17,825	US$	17,813	17,825	US$	17,830	US$	17,813	US$	17	—		—
	US Treasury N/B	²	—	—	—		—	31,300	US$	31,414	31,300	US$	31,514	US$	31,413	US$	101	—		—
	US Treasury N/B	²	—	—	—		—	4,200	US$	4,259	4,200	US$	4,260	US$	4,259	US$	1	—		—
	United States Treas Nts	²	—	—	—		—	19,400	US$	19,353	19,400	US$	19,460	US$	19,353	US$	107	—		—
	United States Treas Nts	²	—	—	—		—	20,100	US$	20,057	20,100	US$	20,314	US$	20,057	US$	257	—		—
	United States Treas Nts	²	—	—	—		—	19,500	US$	19,474	19,500	US$	19,451	US$	19,474	US$	(23)	—		—
	United States Treas Nts	²	—	—	—		—	60,100	US$	60,563	60,100	US$	60,829	US$	60,564	US$	265	—		—
	United States Treas Nts	²	—	—	—		—	20,800	US$	20,751	20,800	US$	21,292	US$	20,751	US$	541	—		—
	United States Treas Nts	²	—	—	—		—	45,300	US$	45,549	45,300	US$	45,992	US$	45,549	US$	443	—		—
	United States Treas Nts	²	—	—	—		—	17,000	US$	16,886	17,000	US$	16,917	US$	16,885	US$	32	—		—
	United States Treas Nts	²	—	—	—		—	67,600	US$	67,804	67,600	US$	68,342	US$	67,805	US$	537	—		—
	United States Treas Nts	²	—	—	—		—	7,800	US$	7,787	7,800	US$	7,757	US$	7,787	US$	(30)	—		—
	United States Treas Nts	²	—	—	—		—	14,600	US$	14,605	14,600	US$	15,114	US$	14,605	US$	509	—		—
	United States Treas Nts	²	—	—	—		—	26,500	US$	26,636	26,500	US$	26,614	US$	26,636	US$	(22)	—		—
	United States Treas Nts	²	—	—	—		—	6,400	US$	6,372	6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	²	—	—	25,900	US$	25,924	—		—	25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	²	—	—	—		—	14,700	US$	14,887	14,700	US$	14,990	US$	14,887	US$	103	—		—
	United States Treas Nts	²	—	—	—		—	11,500	US$	11,615	11,500	US$	11,652	US$	11,615	US$	37	—		—
	United States Treas Nts	²	—	—	—		—	53,300	US$	54,114	53,300	US$	54,153	US$	54,114	US$	39	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,057	4,000	US$	3,969	US$	4,057	US$	(88)	—		—
	United States Treas Nts	²	—	—	5,000	US$	5,070	—		—	5,000	US$	5,077	US$	5,037	US$	40	—		—
	United States Treas Nts	²	—	—	—		—	3,750	US$	3,958	3,750	US$	3,861	US$	3,958	US$	(97)	—		—
	United States Treas Nts	²	—	—	5,500	US$	5,613	—		—	5,500	US$	5,623	US$	5,584	US$	39	—		—
	United States Treas Nts	²	—	—	6,400	US$	6,500	—		—	6,400	US$	6,594	US$	6,407	US$	187	—		—
	United States Treas Nts	²	—	—	41,900	US$	42,509	—		—	41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,200	4,000	US$	4,210	US$	4,199	US$	11	—		—
	United States Treas Nts	²	—	—	—		—	10,266	US$	11,167	—		—		—		—	10,266	US$	10,374
	United States Treas Nts	²	—	—	5,000	US$	5,160	2,000	US$	2,062	7,000	US$	7,308	US$	7,119	US$	189	—		—
	United States Treas Nts	²	—	—	—		—	10,000	US$	10,525	10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	²	—	—	3,250	US$	3,359	—		—	3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	²	—	—	—		—	10,000	US$	10,866	10,000	US$	11,008	US$	10,866	US$	142	—		—
	United States Treas Nts	²	—	—	7,500	US$	7,758	—		—	7,500	US$	7,855	US$	7,742	US$	113	—		—
	United States Treas Nts	²	—	—	—		—	15,000	US$	16,162	15,000	US$	16,335	US$	16,162	US$	173	—		—
	United States Treas Nts	²	—	—	9,500	US$	9,735	—		—	9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	²	—	—	—		—	11,250	US$	12,259	11,250	US$	12,038	US$	12,259	US$	(221)	—		—
	United States Treas Nts	²	—	—	—		—	19,700	US$	19,900	19,700	US$	20,045	US$	19,900	US$	145	—		—
	Wi Treasury Sec	²	—	—	—		—	13,300	US$	13,383	13,300	US$	13,430	US$	13,383	US$	47	—		—

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.	(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$192,986,719	58	Net 30 days after invoice date	—	—	$11,512,777	50
	GUC	Investee with a controlling financial interest	Sales	1,611,058	1	Net 30 days after monthly closing	—	—	215,190	1
	TSMC Shanghai	Subsidiary	Sales	101,245	—	Net 30 days after monthly closing	—	—	—	—
	WaferTech	Indirect subsidiary	Purchases	8,207,876	22	Net 30 days after monthly closing	—	—	(171,089)	3
	TSMC Shanghai	Subsidiary	Purchases	4,717,676	12	Net 30 days after monthly closing	—	—	(117,417)	2
	SSMC	Investee accounted for using equity method	Purchases	4,441,795	12	Net 30 days after monthly closing	—	—	(162,807)	3
	VIS	Investee accounted for using equity method	Purchases	3,209,028	8	Net 30 days after monthly closing	—	—	(317,491)	6

GUC	TSMC North America	Same parent company	Purchases	1,747,488	41	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(148,680)	20

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	2,522,749	81	Net 30 days after monthly closing	—	—	309,133	89
	VisEra	Same president	Sales	23,650	1	Net 45 days after monthly closing	—	—	283	—

Note:	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$11,769,401	36	$4,130,119	—	$4,177,615	$—
	GUC	Investee with a controlling financial interest	215,190	33	1,869	—	103,680	—
	TSMC Shanghai	Subsidiary	112,933	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	309,133	54	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2008				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2008		2007				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$45,756,519		$963,052	$963,052	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		29,637,057		2,082,332	2,082,332	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,232,288		13,047,681	628,223	37		9,787,275		1,041,953	(114,707)	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		8,840,895	314	39		6,808,192		2,460,149	757,241	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		6,267,128		(2,904,565)	(2,907,231)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,730,913		(973,153)	(973,153)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,435,666		144,918	144,918	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,506,384		198,178	30,811	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,440,241		973,459	—	98		1,305,605		(92,095)	(90,253)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,422		1,095,622	—	98		975,367		(132,150)	(129,507)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		950,263		747,049	269,544	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		986,797		1,019,042	—	99		433,481		(6,643)	(6,610)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		137,617		4,943	4,943	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		124,594		38,454	38,454	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical support activities		13,656		13,656	80	100		15,117		3,232	3,232	Subsidiary

TSMC International	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	1	100	US$	690,095	US$	16,011	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	32,289	US$	43,048	42,320	97	US$	25,586	US$	240	Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	1	100	US$	8,408	US$	1,816	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,598	97	US$	6,529	US$	(2,156)	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	293,637	100	US$	204,558	US$	27,089	Note 2	Subsidiary

TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	69,298	US$	4,633	Note 2	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,570	US$	286	Note 2	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	89	US$	122,700	US$	4,429	Note 2	Subsidiary

(Continued)

														Equity in the
				Original Investment Amount				Balance as of December 31, 2008				Net Income		Earnings
				December 31,		December 31,				Carrying		(Losses) of the		(Losses)
				2008		2007				Value		Investee		(Note 1)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
				Currencies in		Currencies in		Shares (in	Percentage of	Currencies in		Currencies in		Currencies in
Investor Company	Investee Company	Location	Main Businesses and Products	Thousands)		Thousands)		Thousands)	Ownership	Thousands)		Thousands)		Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,398	US$	(544)	Note 2	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	44	US$	1,052	US$	(1,339)	Note 2	Investee accounted for using equity method
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	700		—	—	100	US$	100	US$	(600)	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	Note 2	Subsidiary

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	800	US$	100	800	100		$34,019		$2,774	Note 2	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		11,854		459	Note 2	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,563		254	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	Note 2	Subsidiary

Note 1:	Equity in earnings/losses of investees exclude the effect of unrealized gross profit from affiliates.

Note 2:	The equity in the earnings (losses) of the investee company is not reflected herein as such amount is already included in the equity in the earnings (losses) of the investor company.	(Concluded)

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan as			from Taiwan as				Inward
		Total Amount of		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2008	Outflow	Inflow	December 31,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in	(US$ in	2008 (US$ in	Percentage of	(Losses)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Thousand)	Thousand)	Ownership	(Note 2)	2008	2008

TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(2,907,231)	$6,267,128	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE YEAR ENDED DECEMBER 31, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$192,986,719	—	56%
				Receivables from related parties	11,512,777	—	2%
				Other receivables from related parties	256,624	—	—
				Payables to related parties	327,250	—	—
		TSMC Shanghai	1	Sales	101,245	—	—
				Purchases	4,717,676	—	1%
				Gain on disposal of property, plant and equipment	197,681	—	—
				Technical service income	99,737	—	—
				Other receivables from related parties	112,933	—	—
				Payables to related parties	117,417	—	—
				Deferred credits	183,896	—	—
		TSMC Japan	1	Marketing expenses — commission	251,367	—	—
				Payables to related parties	20,528	—	—
		TSMC Europe	1	Marketing expenses — commission	367,846	—	—
				Payables to related parties	29,679	—	—
		TSMC Korea	1	Marketing expenses — commission	16,408	—	—
				Payables to related parties	1,313	—	—
		GUC	1	Sales	1,611,058	—	—
				General and administrative expenses — rental expense	1,050	—	—
				Research and development expenses	18,940	—	—
				Receivables from related parties	215,190	—	—
				Payables to related parties	7,003	—	—
		TSMC Technology	1	Research and development expenses	352,900	—	—
				Payables to related parties	41,904	—	—
		WaferTech	1	Sales	12,216	—	—
				Purchases	8,207,876	—	2%
				Other receivables from related parties	13,813	—	—
				Payables to related parties	171,089	—	—
		TSMC Canada	1	Research and development expenses	172,291	—	—
				Payables to related parties	3,297	—	—
		Emerging Alliance Fund	1	Other receivables from related parties	5,149	—	—
2	TSMC Partners	TSMC International	3	Other receivables	8,149,280	—	1%
				Deferred revenue	8,149,280	—	1%
(Continued)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
3	GUC	TSMC North America	3	Purchases	1,747,488	—	—
				Manufacturing overhead	298,926	—	—
				Operating Expense	1,458	—	—
				Payables to related parties	148,680	—	—
		GUC-NA	3	Operating expenses	105,044	—	—
				Payables to related parties	11,074	—	—
		GUC-Japan	3	Operating expenses	28,480	—	—
				Payables to related parties	2,260	—	—
		GUC-Europe	3	Operating expenses	5,140	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.
(Continued)

B. FOR THE YEAR ENDED DECEMBER 31, 2007

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$192,846,641	—	59%
				Receivables from related parties	26,626,880	—	5%
				Other receivables from related parties	98,885	—	—
				Payables to related parties	13,392	—	—
		TSMC Shanghai	1	Sales	155,799	—	—
				Purchases	5,828,541	—	2%
				Gain on disposal of property, plant and equipment	216,267	—	—
				Technical service income	121,771	—	—
				Other receivables from related parties	151,037	—	—
				Payables to related parties	596,581	—	—
				Deferred credits	510,564	—	—
		TSMC Japan	1	Marketing expenses — commission	220,858	—	—
				Payables to related parties	18,449	—	—
		TSMC Europe	1	Marketing expenses — commission	316,748	—	—
				Payables to related parties	37,046	—	—
		TSMC Korea	1	Marketing expenses — commission	26,818	—	—
		GUC	1	Sales	795,232	—	—
				General and administrative expenses — rental expense	6,139	—	—
				Research and development expenses	56,887	—	—
				Receivables from related parties	74,003	—	—
				Payables to related parties	7,411	—	—
		TSMC Technology	1	Payables to related parties	39,403	—	—
				Research and development expenses	354,423	—	—
		WaferTech	1	Sales	10,301	—	—
				Purchases	8,774,750	—	3%
				Payables to related parties	784,280	—	—
		TSMC Canada	1	Research and development expenses	129,665	—	—
1	TSMC International	TSMC Technology	3	Deferred royalty income	640,658	—	—
2	TSMC Partners	TSMC International	3	Other receivables	9,901,544	—	2%
				Deferred revenue	8,773,454	—	2%
3	GUC	TSMC North America	3	Purchases	1,766,788	—	1%
				Manufacturing overhead	189,410	—	—
				Payables to related parties	139,402	—	—
		GUC-NA	3	Operating expenses	60,010	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.	(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: March 19, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer